PROSPECTUS SUPPLEMENT NO. 8	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 19, 2021)	Registration No. 333-251034

PURECYCLE TECHNOLOGIES, INC.

25,000,000 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 19, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on June 25, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 25,000,000 shares of our common stock, par value $0.001 per share (“Common Stock”), issued pursuant to the terms of those certain subscription agreements entered into (the “PIPE Investment”) in connection with the Business Combination (as defined in the Prospectus). As described in the Prospectus, the selling securityholders named therein or their permitted transferees (collectively, the “Selling Stockholders”), may sell from time to time up to 25,000,000 shares of our Common Stock that were issued to the Selling Stockholders in connection with the closing of the PIPE Investment and the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On June 25, 2021, the closing price of our Common Stock was $24.18 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 25, 2021.

united states

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2021

PURECYCLE TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40234	86-2293091
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Hazeltine National Drive, Suite 650 Orlando, Florida	32822
(Address of principal executive offices)	(Zip Code)

(877) 648-3565

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCT	The Nasdaq Capital Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Capital Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 17, 2021, PureCycle Technologies LLC (“PCT LLC”) consummated the previously announced business combination (“Business Combination”) with Roth CH Acquisition I Co., a Delaware corporation (both prior to and after the Closing Date, “ROCH”), Roth CH Acquisition I Co. Parent Corp., a Delaware corporation and wholly owned direct subsidiary of ROCH (“ParentCo”) and others pursuant to the Agreement and Plan of Merger dated as of November 16, 2020, as amended from time to time (the “Merger Agreement”).

Upon the completion of the Business Combination and the other transactions contemplated by the Merger Agreement (collectively, the “Closing”), ROCH changed its name to PureCycle Technologies Holdings Corp. and became a wholly owned direct subsidiary of ParentCo, PCT LLC became a wholly owned direct subsidiary of PureCycle Technologies Holdings Corp. and a wholly owned indirect subsidiary of ParentCo, and ParentCo changed its name to PureCycle Technologies, Inc. (“PureCycle” or the “Company”). PureCycle continues the existing business operations of PCT LLC as a publicly traded company. The Company’s common stock, units and warrants are now listed on the Nasdaq Capital Market (“NASDAQ”) under the symbols “PCT,” “PCTTU” and “PCTTW,” respectively.

The Business Combination was accounted for as a reverse recapitalization and ROCH was treated as the “acquired” company for accounting purposes. The Business Combination was accounted for as the equivalent of the Company issuing stock for the net assets of ROCH, accompanied by a recapitalization.

Attached hereto as Exhibit 99.1 is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company as of and for the periods ended December 31, 2020 and 2019 (the “MD&A”). Attached hereto as Exhibit 99.2 are the audited consolidated financial statements of the Company as of and for the periods ended December 31, 2020 and 2019 (the “Audited Financial Statements”).

The MD&A and the consolidated statements of stockholders’ equity and the notes to the consolidated financial statements included in the Audited Financial Statements reflect the reverse recapitalization discussed above. Furthermore, the consolidated balances and the Audited Financial Statements of the Company and the share activity and per share amounts in the consolidated statements of equity included in the Audited Financial Statements were retroactively adjusted, where applicable, using the recapitalization exchange ratios established in the Business Combination.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company as of and for the years ended December 31, 2020 and 2019.
99.2	Audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019.
104.1	Cover Page Interactive Data File (formatted in Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2021	PURECYCLE TECHNOLOGIES, INC.

	By:	/s/ Michael Dee
	Name:	Michael Dee
	Title:	Chief Financial Officer

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Exhibit 99.1

management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis provides information which PCT’s management believes is relevant to an assessment and understanding of PCT’s consolidated results of operations and financial condition. The discussion should be read together with the audited annual consolidated financial statements, together with related notes thereto, included elsewhere in this document. This discussion may contain forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of PCT and its consolidated subsidiaries.

Overview

PCT is commercializing a patented purification recycling technology (the “Technology”), originally developed by The Procter & Gamble Company (“P&G”), for restoring waste polypropylene into resin with near-virgin characteristics. We call this resin ultra-pure recycled polypropylene (“UPRP”), which has nearly identical properties and applicability for reuse as virgin polypropylene. PCT has a global license for the Technology from P&G. We are currently building our first commercial-scale plant in Ironton, Ohio, which is expected to have nameplate capacity of approximately 107 million pounds/year when fully operational. Production is expected to commence in late 2022 and the plant is expected to be fully operational in 2023. We have contracted all of the feedstock and offtake for this initial plant. Our goal is to create an important new segment of the global polypropylene market that will assist multinational entities in meeting their sustainability goals, provide consumers with polypropylene-based products that are sustainable, and reduce overall polypropylene waste in the world’s landfills and oceans.

PCT intends to build new recycling production facilities globally, with the goal of having approximately 30 commercial lines operational by 2030 and approximately 50 by 2035. In addition to our first plant in Ironton, Ohio, we currently expect the next plants to be located in the United States, followed by Europe. Additional expansion in the United States is expected to include a scaled up “cluster” site model. Pre-engineering for the design and installation of multiple commercial lines in a single cluster site is currently underway and is expected to create efficiencies across the construction and permitting processes, as well as reduce average capital expenditures per plant and reduce overall operating costs. From this next wave of expansion PCT expects to have approximately 1 billion pounds of installed capacity by the end of 2024.

PCT is regarded as a leader in polypropylene recycling and polymers sustainability. The Company's Feedstock Evaluation Unit (“FEU”), which has been operational since July of 2019, is a smaller scale replica of the Phase II Facility currently under construction. The FEU was designed to simulate commercial production and validate for PCT’s customers and suppliers the viability of our process, which has helped PCT secure 20+ year signed offtake agreements and supply agreements with blue chip partners and industry players. Since the commissioning of the FEU, PCT has successfully processed approximately 145 feedstocks from the US and Europe and produced recycled polypropylene nearly identical to virgin polypropylene.

The Technology has been evaluated by third parties with a focus on the Technology's efficacy and commercial scalability. Certain of our strategic partners have conducted testing on PCT's UPRP. In these evaluations, PCT's UPRP compared favorably to virgin polypropylene in common Food & Beverage industry benchmarks for melt flow and mechanical properties, purity, and function (lift decay, hinge break, and impact resistance).

The Business Combination

On March 17, 2021, PureCycle consummated the previously announced business combination (“Business Combination”) by and among Roth CH Acquisition I Co., a Delaware corporation (“ROCH”), Roth CH Acquisition I Co. Parent Corp., a Delaware corporation and wholly owned direct subsidiary of ROCH (“ParentCo”), Roth CH Merger Sub LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent Co (“Merger Sub LLC”), Roth CH Merger Sub Corp., a Delaware corporation and wholly owned direct subsidiary of Parent Co (“Merger Sub Corp”) and PureCycle Technologies LLC (“PCT LLC”) pursuant to the Agreement and Plan of Merger dated as of November 16, 2020, as amended from time to time (the “Merger Agreement”).

Upon the completion of the Business Combination and the other transactions contemplated by the Merger Agreement (the “Transactions”, and such completion, the “Closing”), ROCH changed its name to PureCycle Technologies Holdings Corp. and became a wholly owned direct subsidiary of ParentCo, PCT LLC became a wholly owned direct subsidiary of PureCycle Technologies Holdings Corp. and a wholly owned indirect subsidiary of ParentCo, and ParentCo changed its name to PureCycle Technologies, Inc.

PCT’s Common Stock, Units and Warrants are listed on NASDAQ under the symbols “PCT,” “PCTTU” and “PCTTW,” respectively.

In connection with the Business Combination, ROCH entered into subscription agreements with certain investors (the “PIPE Investors”), whereby it issued 25.0 million shares of ROCH common stock at $10.00 per share (the “PIPE Shares”) for an aggregate purchase price of $250.0 million (the “PIPE Financing”), which closed simultaneously with the consummation of the Business Combination. Upon the Closing of the Business Combination, the PIPE Investors were issued shares of the Company’s Common Stock.

Former PCT LLC unitholders will be issued up to 4.0 million additional shares of the Company’s Common Stock if certain conditions are met (the “Earnout”). The former PCT LLC unitholders will be entitled to 2.0 million shares if after six months after the Closing and prior to or as of the third anniversary of the Closing, the closing price of PCT’s Common Stock is greater than or equal to $18.00 over any 20 trading days within any 30-trading day period. The former PCT LLC unitholders will also be entitled to 2.0 million shares upon the Phase II Facility becoming operational, as certified by Leidos Engineering, LLC (“Leidos”), an independent engineering firm, in accordance with criteria established in agreements in connection with construction of the plant.

The Business Combination was accounted for as a reverse recapitalization and ROCH was treated as the “acquired” company for accounting purposes. The Business Combination was accounted as the equivalent of PCT LLC issuing units for the net assets of ROCH, accompanied by a recapitalization. Accordingly, all historical financial information presented in these condensed consolidated interim financial statements represents the accounts of PCT LLC “as if” PCT LLC is the predecessor to the Company. The units and net loss per unit, prior to the Business Combination, have been adjusted to share amounts reflecting the exchange ratio established in the Business Combination.

Business Highlights

We are a pre-commercial company and our future financial condition and operating performance will depend on our ability to successfully begin, sustain and expand the manufacturing and sale of UPRP, as discussed below, which in turn is subject to significant risks and challenges, including, but not limited to, those factors discussed and identified in public filings made with the SEC by PCT.

According to the 2017 United States National Postconsumer Plastic Bottle Recycling Report published by The Association of Plastic Recyclers and the American Chemistry Council, global demand for virgin or near-virgin polypropylene is expected to exceed 200.0 billion pounds by 2024, of which approximately 27% is expected to come from the United States. However, less than 1% of U.S. polypropylene was recycled as of 2019 according to the American Chemistry Council.

We apply a unique resin purification process to produce near-virgin quality polypropylene resin using waste polypropylene feedstock. The physical purification process separates colors, contaminants and odors from waste polypropylene to achieve a potentially “food grade” product while also expanding the range of feedstock quality in comparison to traditional polypropylene recycling.

P&G, which designed and owns the patents to the Technology for manufacturing UPRP, granted us an exclusive, worldwide license to their patents and other intellectual property for the manufacture of recycled polypropylene (the “License Agreement”). The License Agreement was granted for the duration of the relevant patents and we, in turn, granted back a limited sublicense to P&G for the same period, including to any intellectual property Improvements (as defined in the License Agreement) made by us, allowing P&G to produce or sublicense the production of up to a certain amount of UPRP worldwide per year for a set period of time and up to a certain higher threshold of UPRP per region (the License Agreement defines six separate geographic regions) per year thereafter. The exclusivity period terminates with the last to expire of the licensed patents. Patents expire at or near twenty years from their earliest effective filing date in the United States Patent and Trademark Office. The first of the licensed patents was filed in June 2016 and have an expected expiration date of June 2036. The most recent patents were filed in 2019 and expire in 2039.

P&G has the right to purchase UPRP, at “most favored nation” pricing, from the Phase II Facility in its first year of operations at a guaranteed minimum amount and a guaranteed minimum amount each year thereafter. Following the opening of our second plant, P&G will have the right to annually purchase a certain amount or maximum percentage of our total manufacturing capacity each year, whichever is greater. The License Agreement provides for royalties to P&G on production sold to third parties, with the royalty rate upon commencement of production ranging from 0.25% to 7.0% driven by the number of plants, product pricing and time. Pursuant to the License Agreement, we prepaid a portion of this royalty amount in April 2019. The License Agreement may be subject to stepped up royalty rates, become non-exclusive or become subject to termination by P&G in certain circumstances, including if we fail to meet mutually agreeable resin technical specifications within six months of the start of operations at the Phase II Facility, are unable or unwilling to provide P&G with the aforementioned UPRP offtake quantity on terms specified in the License Agreement, if we fail to pay required royalties or upon a change of control (excluding the Business Combination). See the section entitled “Description of PCT Business — Intellectual Property.”

Additionally, P&G has the right to produce or sublicense the production of UPRP using its technology, which may cause us to come into competition with P&G or its sublicensees. In the event this takes place, these companies will have access to the same technology and may not be subject to royalties or may enjoy preferential royalty terms. Competition may drive down pricing and, to the extent such future competitors are able to produce UPRP more efficiently than we are, our margins and profits could be adversely affected. In addition, any breach by us of certain terms of the License Agreement may entitle P&G to terminate the License Agreement or make it non-exclusive, which would have a material and adverse impact on our business, financial condition and results of operations.

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Effective January 1, 2021, we entered into an agreement with P&G to provide certain research assistance through June 30, 2021. Under the terms of the agreement, we are obligated to pay P&G $0.5 million for such services.

Multiple large corporations have specifically committed to reducing their plastics footprint, resulting in premium pricing for recycled polypropylene relative to its virgin counterpart. PCT has entered into legally binding offtake agreements with three blue-chip customers for the purchase of UPRP from the production expected at the Phase II Facility at premium prices relative to virgin polypropylene. These commitments account for a minimum of 47.5 million pounds of the Phase II Facility’s annual production capacity. Combined with the three additional secured offtake agreements, a minimum of 63 million pounds of total capacity is committed at PCT’s sole option, up to a quantity of 138 million pounds per year at PCT’s sole option. The terms of these offtake agreements range from 3 to 7 years and we have entered into several offtake letters of intent with other potential customers. We have also secured the feedstock required to run the Phase II Facility at its 107 million pounds nameplate capacity for at least the first 3 years.

Pursuant to one binding offtake term sheet with a blue-chip customer, entered into on April 22, 2020 (and subsequently amended, the “Pre-Purchase Term Sheet”), PCT and PCO agreed to work in good faith with a third party to finalize an Offtake Agreement. On March 16, 2021, PCT received a $5.0 million pre-payment under the Pre-Purchase Term Sheet for future receipt of UPRP meeting certain purity, color and other technical specifications set forth in the Pre-Purchase Term Sheet. Additionally, PCT and PCO agreed to allocate to, and at the option of, the Pre-Purchase Term Sheet’s counterparty, between five to eight million pounds of UPRP over each of the next 20 years. Furthermore, the Pre-Purchase Term Sheet provides for the reimbursement of the $5.0 million pre-payment upon PCT’s failure to (1) proceed with the construction and commissioning of the Phase II Facility; (2) begin commercial production and delivery of UPRP by January 2, 2023 and (3) provide the counterparty with certain agreed-upon rebate payments (the “Reimbursement”). Lastly, PCT and PCO agreed not to enter into any strategic partnership agreement or offtake agreement with a competitor of the Purchase Term Sheet’s counterparty until the fourth quarter of 2021, six months after the counterparty’s subsequent receipt of UPRP. Innventure LLC (then known as We-Innventure LLC), unconditionally guaranteed PCT’s obligation to make the Reimbursement pursuant to a separate guaranty entered into with the Pre-Purchase Term Sheet counterparty on April 22, 2020.

Completion of the Phase II Facility and Expansion of Our Manufacturing Footprint

Construction of our first manufacturing plant, the “Phase II Facility” or “Plant 1,” began in October 2020. The plant is on the 26-acre site of a former Dow Chemical plant near the Ohio River and close to rail, highway and barge transportation. We expect the Phase II Facility to be commercially operational by the end of 2022, with an annual production capacity of 107 million pounds expected by 2023.

Our initial testing production line — the Feedstock Evaluation Unit (“FEU” or “Phase I Facility”) — was developed to test and optimize the efficiency and throughput of our recycling process, was completed in July 2019 and will remain a critical component for testing feedstock for polypropylene content. The next phase is to construct, renovate, equip and install an approximately 150,000 square foot facility housing commercial-scale equipment including the repurposing of a number of existing buildings for feedstock pre-processing, feedstock storage, and utilities. An additional building has been leased for feedstock pre-processing research and development. We estimate the total remaining cost to complete the Phase II Facility at approximately $265.9 million.

The timely completion of our construction of the Phase II Facility depends on several factors, some of which are outside of our control. We have contracted the construction to several third parties. One contractor will repurpose existing buildings, another will construct the core purification process equipment, and several others will supply certain pre-processing equipment. In addition, PCT is required to obtain or modify certain additional construction permits for the timely completion of the Phase II Facility. All permits are currently either secured or in the process of being secured.

While our contractors are subject to performance guarantees that equipment will be free from defects for 12 months and PCT’s key contractors are subject to delay damage liability in the event that the Phase II Facility is not delivered by the fourth quarter of 2022, there is no assurance that the Phase II Facility will be completed at our anticipated cost, that it will become operational on our anticipated timeline, or that any indemnity for delay will be sufficient to compensate us for the consequences of the defect or delay, such as the termination of or loss of exclusivity under the License Agreement. In the event that the Phase II Facility is completed above anticipated cost then PCT is responsible for construction cost overruns.

Basis of Presentation

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements have been prepared assuming that we will continue as a going concern. See Note 1 in the accompanying consolidated financial statements for further details.

Components of Results of Operations

Revenue

To date, we have not generated any operating revenue. We expect to begin to generate revenue by the end of 2022, which is when we expect the Phase II Facility to become commercially operational.

Operating Costs

Operating expenses to date have consisted mainly of personnel costs (including wages, salaries and benefits) and other costs directly related to operations at the Phase I Facility, including rent, depreciation, repairs and maintenance, utilities and supplies. Costs attributable to the design and development of the Phase II Facility are capitalized and will be depreciated over the useful life of the Phase II Facility, which we expect to be approximately 40 years. We expect our operating costs to increase substantially as we continue to scale operations and increase headcount.

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Research and Development Expense

Research and development expenses consist primarily of costs related to the development of our facilities and licensed product. These include mainly personnel costs and third-party consulting costs. In 2019 and 2020, our research and development expenses were related primarily to the development of the Phase I Facility and design and development of our UPRP Process. We expect our research and development expenses to increase for the foreseeable future as we increase investment in feedstock evaluation, including investment in new frontend feedstock mechanical separators to improve feedstock purity and increase the range of feedstocks PCT can process economically. In addition, we are increasing our in-house feedstock analytical capabilities, which will include additional supporting equipment and personnel.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of personnel-related expenses for our corporate, executive, finance and other administrative functions and professional services, including legal, audit and accounting services. We expect our selling, general, and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Results of Operations

Comparison of years ended December 31, 2020 and 2019

The following table summarizes our operating results for the years ended December 31, 2020 and 2019:

	Years ended December 31,
(in thousands, except %)	2020	2019	$ Change	% Change
Costs and expenses
Operating costs	$8,603	$5,966	2,637	44%
Research and development	648	526	122	23%
Selling, general and administrative	39,525	11,478	28,047	244%
Total operating costs and expenses	48,776	17,970	30,806	171%
Interest expense	7,954	1,012	6,942	686%
Other (income) expense	111	330	(219)	(66%)
Net loss	$56,841	$19,312	37,529	194%

Operating Costs

The increase was primarily attributable to an increase in repairs and maintenance expense of $1.3 million, higher depreciation expense of $1.0 million following the Phase I Facility’s placement into service in July 2019, and an increase in consulting and professional fees of $0.5 million.

Research and Development Expenses

The research and development expenses remained mostly consistent for each period.

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Selling, General and Administrative Expenses

The increase was primarily attributable to higher wages and salaries of $9.0 million and higher personnel costs and equity based compensation of $4.2 million related to wages and salaries and operating outside services, reflecting the hiring of operational staff at the Phase I Facility and filling of key positions in general sales, operations, and human resources, increase in P&G warrants expense of $5.1 million, higher consulting and professional fees of $2.9 million, and transaction costs of $6.2 million.

Interest Expense

The increase was primarily attributable to interest on the Revenue Bonds and convertible notes of $5.8 million, with the remaining increase attributable to interest on notes paid off during the year.

Other Income/Expense

The other expense remained mostly consistent for each period.

Liquidity and Capital Resources

We have not yet begun commercial operations and we do not have any sources of revenue. Our ongoing operations have, to date, been funded by a combination of equity financing through the issuance of units and debt financing through the issuance of Convertible Notes and Revenue Bonds and the Closing of the Business Combination. As of March 31, 2021, we had cash and cash equivalents on hand of $570.1 million. Of the total cash balance, $317.5 million is included in Restricted cash on the Condensed Consolidated Balance Sheet. This balance is restricted in terms of use based on the Loan Agreement and requires PCO to use the proceeds of the Revenue Bonds exclusively to construct and equip the Phase II Facility, fund a debt service reserve fund for the Series 2020A Bonds, finance capitalized interest, and pay the costs of issuing the Revenue Bonds. For the three months ended March 31, 2021, which is the first-time the restricted cash was available to be used, PCO used $9.0 million. We also had $310 million in debt, less $20.7 million of discount and issuance costs, as of March 31, 2021.

Further, in conjunction with the closing of the Business Combination, PCT received $326.0 million of gross proceeds related to the transaction closing and the release of the PIPE investment funds. The gross proceeds were offset by $27.9 million of capitalized issuance costs.

The proceeds and Restricted cash described above are intended to be used for the construction of our Phase II Facility, which we currently estimate has $265.9 million in remaining cost to complete, approximately $8.0 - 10.0 million related to designing and building our overall global digital footprint, as well as for other general corporate purposes.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. See Note 1 in the accompanying consolidated financial statements for further details. We believe that our existing cash and cash equivalents, the proceeds of the Revenue Bonds financing and Convertible Notes offering and the proceeds of the Business Combination and related PIPE Investment, taken together, will be sufficient to meet our projected cash requirements for at least the next 12 months from the date of this document.

Our future capital requirements will depend on many factors, however, including actual construction costs for our Phase II Facility, the construction of additional plants, funding needs to support our business growth and to respond to business opportunities, challenges or unforeseen circumstances. If our forecasts prove inaccurate, we may be required to seek additional equity or debt financing from outside sources, which we may not be able to raise on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected.

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Paycheck Protection Program

On May 4, 2020, the Company entered into a Paycheck Protection Program (the “Program”, or “PPP”) Term Note with PNC Bank to obtain principal of $313,500. This note is issued pursuant to the Coronavirus Aid, Relief, and Economic Security Act’s (the “CARES Act”) (P.L. 116-136) Paycheck Protection Program. During a period from May 4, 2020 until the forgiveness amount is known, (“Deferral Period”), interest on the outstanding principal balance will accrue at the Fixed Rate of 1% per annum, but neither principal nor interest shall be due during the Deferral Period. The Company applied for loan forgiveness as of December 31, 2020 and on April 9, 2021 the Small Business Administration remitted to the lender $313,500 in principal and $3,000 in interest for forgiveness of the PPP Loan.

Indebtedness

Revenue Bonds

In October 2020, we entered into a project financing arrangement, whereby the Southern Ohio Port Authority (the “Authority”), an Ohio port authority and political subdivision in Scioto County, Ohio, issued its Exempt Facility Revenue Bonds (PureCycle Project), including tax-exempt senior secured bonds in the aggregate principal amount of $219.55 million (the “Series 2020A Bonds” or the “Senior Bonds”), tax-exempt subordinate secured bonds in the aggregate principal amount of $20.0 million (the “Series 2020B Bonds” or the “Tax-Exempt Subordinate Bonds”) and taxable subordinate secured bonds in the aggregate principal amount of $10.0 million (the “Series 2020C Bonds” or the “Taxable Subordinate Bonds” and together with the Series 2020A and Series 2020B Bonds, the “Revenue Bonds”). The Series 2020A Bonds were issued in three terms and with a total original issue discount of $5.5 million, resulting in net proceeds of $214.1 million, while the Series 2020B Bonds, issued in two terms, and the Series 2020C Bonds, issued in a single term, were issued at par. The discount is amortized over the term of the Revenue Bonds using the effective interest method. The purchase price for the Revenue Bonds was paid and immediately available to the Authority on October 7, 2020, the date of delivery of the Bonds to their original purchaser. Issuance costs related to the Revenue Bonds, which will be recognized on a deferred basis over the life of the debt, aggregated $12.62 million.

Pursuant to a Loan Agreement dated as of October 1, 2020 (the “Loan Agreement”), between the Authority and PureCycle: Ohio LLC, our indirect, wholly-owned subsidiary (“Purecycle Ohio”), the Authority loaned a portion of the proceeds of the Revenue Bonds to Purecycle Ohio for the purpose of funding a portion of the costs of acquisition, construction, installation and equipping of a recycling facility in Ironton, Ohio for the conversion of waste polypropylene from post-consumer plastics into recycled polypropylene, including the Feedstock Evaluation Unit (the “Project”), paying certain costs of issuance of the Revenue Bonds, and funding a debt service reserve fund for the Senior Bonds and funding capitalized interest on the Revenue Bonds.

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The Revenue Bonds are special obligations of the Authority issued under an Indenture of Trust dated as of October 1, 2020 (the “Indenture”), between the Authority and UMB Bank, N.A., as trustee (the “Revenue Bonds Trustee”) payable solely from the Trust Estate consisting of the Authority’s right, title and interest in and to Purecycle Ohio’s Gross Revenues (as defined therein) and moneys in certain funds and accounts established by the Indenture or the Loan Agreement and held by the Revenue Bonds Trustee. The Revenue Bonds are further secured by a mortgage, an equity pledge, a security agreement, a collateral assignment to the Revenue Bonds Trustee of each of the Project Documents (as defined in the Indenture), including without limitation Purecycle Ohio’s sublicense to the Technology, its feedstock supply agreements and offtake agreements. Pursuant to the terms of the Loan Agreement, Purecycle Ohio executed three promissory notes, one in the aggregate principal amount of each series of Revenue Bonds, in favor of the Authority, which were assigned to the Revenue Bonds Trustee on October 7, 2020.

Interest on the Revenue Bonds is payable semi-annually on June 1 and December 1 of each year, until maturity. The Loan Agreement requires Purecycle Ohio to make periodic principal prepayments, reflecting the Authority’s obligation to mandatorily redeem a portion of the Revenue Bonds from time to time (“the sinking fund redemption amounts”), beginning in 2024, according to a mandatory sinking fund schedule. We incurred $4.3 million and $0, respectively, of interest cost during the years ended December 31, 2020 and 2019. As the Revenue Bond proceeds will be used to construct our property, plant and equipment, a portion of the interest costs incurred was capitalized within Property, Plant and Equipment.

The following table sets forth the original stated principal amounts, interest rates, final maturity dates and mandatory principal repayments according to the mandatory sinking fund schedule applicable to Purecycle Ohio’s obligations under the Loan Agreement, in relation to each relevant term of the Revenue Bonds:

($ in millions)	Original Principal Amount	Interest Rate	Final Maturity Date	Mandatory Principal Repayment
Series 2020A
Term 1	$12.37	6.25%	December 1, 2025	Semi-annual payment of $2.9 million beginning on June 1, 2024 and incrementally higher semi-annual payments thereafter
Term 2	38.70	6.50%	December 1, 2030	Semi-annual payment of $3.3 million beginning on June 1, 2026 and incrementally higher semi-annual payments thereafter
Term 3	168.48	7.00%	December 1, 2042	Semi-annual payment of $4.6 million beginning on June 1, 2031 and incrementally higher semi-annual payments thereafter
Series 2020B
Term 1	10.00	10.0%	December 1, 2025	Semi-annual payment of $0.2 million beginning on June 1, 2024 and incrementally higher semi-annual payments thereafter(1)
Term 2	10.00	10.0%	December 1, 2027	Semi-annual payment of $0.2 million beginning on June 1, 2024 and incrementally higher semi-annual payments thereafter(2)
Series 2020C	10.00	13.0%	December 1, 2027	Semi-annual payment of $0.1 million beginning on June 1, 2024 and incrementally higher semi-annual payments thereafter(3)
Total	$249.55

(1)   Principal due at December 1, 2025 maturity of $9.5 million.

(2)   Principal due at December 1, 2027 maturity of $8.6 million.

(3)   Principal due at December 1, 2027 maturity of $8.8 million.

The Loan Agreement requires Purecycle Ohio to use the proceeds of the Revenue Bonds exclusively to construct and equip the Phase II Facility, fund a debt service reserve fund for the Series 2020A Bonds, finance capitalized interest, and pay the costs of issuing the Revenue Bonds. Construction of the Phase II Facility has commenced, production is expected to commence in late 2022, and the plant is expected to be fully operational in 2023. The Phase II Facility is expected to have an estimated useful life beyond the final maturity of the Revenue Bonds. Pursuant to the Indenture, the proceeds of the Revenue Bonds (net of costs of issuance) were placed in various trust funds and non-interest-bearing accounts established and administered by the Revenue Bonds Trustee under the Indenture. In addition, 100% of Purecycle Ohio’s revenue attributable to the production of the Phase II Facility must be deposited into a revenue escrow fund held by U.S. Bank National Association, as escrow agent. Funds in the trust accounts and revenue escrow account will be disbursed by the Revenue Bonds Trustee when certain conditions are met, and will be used to pay costs and expenditures related to the development of the Phase II Facility, make required interest and principal payments (including mandatory sinking fund redemption amounts) and any premium, in certain circumstances required under the Indenture, to redeem the Revenue Bonds.

The Revenue Bonds are secured by an Open-End Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated as of October 7, 2020 (the “Mortgage”) pursuant to which, among other things, Purecycle Ohio has granted a mortgage upon and security interest in the Mortgaged Land, Personal Property and Condemnation Awards (each as defined in the Mortgage), subject to Permitted Liens (as defined in the Indenture) and a Security Agreement dated as of October 7, 2020 (the “Security Agreement”) pursuant to which, among other things, Purecycle Ohio has granted a security interest in all of Purecycle Ohio’s assets and Gross Revenues (as defined in the Indenture). The Revenue Bonds are further secured by Purecycle Ohio’s sublicense rights to certain intellectual property, all right, title and interest to moneys in certain funds and accounts established pursuant to the Indenture and the Loan Agreement, and all equity interests in Purecycle Ohio, held by Purecycle Ohio’s sole member, PCTO Holdco.

We made a $60.0 million equity contribution to Purecycle Ohio in October of 2020 in connection with the Revenue Bond closing and contributed an additional $40.0 million of equity to Purecycle Ohio in connection with the Closing of the Business Combination. As of March 24, 2021, the Company had deposited all required contributions of equity to the Revenue Bonds Trustee, which equity contributions are held in trust under the Indenture and must be used for the construction of the Phase II Facility.

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While we are not a direct obligor on the Revenue Bonds and are not a party to the Loan Agreement or the Indenture pursuant to which the Revenue Bonds have been issued, we have executed a Guaranty of Completion dated as of October 7, 2020 (the “Guaranty”), as the same has been amended and restated in an Amended and Restated Guaranty of Completion dated May 11, 2021 and effective as of October 7, 2020 (the “AR Completion Guaranty”), whereunder we guarantee the full and complete performance by Purecycle Ohio of its obligations with respect to design, permitting, installation, construction and completion of the Project, including construction by the Completion Date (as defined in the Indenture), free and clear of any liens (other than Permitted Liens) in accordance with the Plans and Specifications and the Construction Budget (each as defined in the Loan Agreement), the payment of all Project Costs (as defined in the Indenture) required for or incurred prior to completion of the Project, the payment by the Revenue Bonds Trustee of amounts necessary to cure any defaults under certain Consents described below, all claims, liabilities, losses and damages owed by Purecycle Ohio to each counterparty under the Construction Contract and Equipment Contract (as defined in the Indenture), and all claims, liabilities, losses and damages owed by Purecycle Ohio to the Counterparties (as defined herein) as discussed below. The AR Completion Guaranty required us to fund by January 31, 2021 and to maintain during the term of the Escrow Agreement dated October 7, 2020, between us and U.S. Bank National Association, as escrow agent (the “Escrow Agreement”) a Liquidity Reserve Escrow Fund (as defined in the Indenture) in the amount of $50 million (the “Liquidity Reserve”); provided that the Guaranty provided for an alternate funding schedule for the Liquidity Reserve Escrow Fund in the event we did not raise $250.0 million of equity by January 31, 2021. We funded the Liquidity Reserve Escrow Fund on March 24, 2021, upon the closing of the Business Combination. On May 11, 2021, we executed and delivered to the Revenue Bonds Trustee the AR Completion Guaranty, which broadens the purposes for which draws by the Revenue Bonds Trustee on the Liquidity Reserve may be utilized, extends the period during which the Liquidity Reserve must be maintained, includes conditions that would permit a reduction in the amount of the Liquidity Reserve required to be maintained by us, and includes conditions precedent to the elimination of the requirement that we replenish the Liquidity Reserve and to the termination of the AR Completion Guaranty and the Escrow Agreement, upon which terminations, the balance of the Liquidity Reserve will be returned to us. So long as there are any Series 2020A Bonds outstanding under the Indenture, the AR Completion Guaranty and the Escrow Agreement will remain in place upon the conditions stated in the AR Completion Guaranty. In connection with Purecycle Ohio’s obligations under the Security Agreement, Purecycle Ohio, as debtor, must deliver certain consent and agreements (the “Consents”) to the Revenue Bonds Trustee with respect to each agreement entered into in connection with the Project, each of which agreements is required under the Loan Agreement to be assigned to the Revenue Bonds Trustee. The forms of the Consents relating to a certain feedstock supply agreement from one supplier of feedstock to the Project (the “Supplier”) and from two purchasers of offtake from the Project (the “Offtakers” and together with the Supplier, the “Counterparties”) delivered to the Revenue Bonds Trustee contained terms inconsistent with the form of the Consent required under the Security Agreement. To address this, on May 11, 2021, the Company entered into the AR Completion Guaranty, the terms of which are summarized as follows: The Liquidity Reserve shall be maintained in the amount of $50.0 million, subject to replenishment by the Company until certain conditions stated in the AR Completion Guaranty relating to the following have been met: (i) the completion of construction and acquisition of the Project, (ii) the payment of all Project Costs, and (iii) the replacement of the assigned agreements of the Counterparties underlying the Consents relating to a certain feedstock supply agreement from the Supplier and certain offtake agreements from the Offtakers with one or more agreements between counterparties and Purecycle Ohio upon terms at least as favorable to Purecycle Ohio as the expired or terminated agreements, (a) for which a Consent that conforms to the form of Consent required by the Security Agreement is executed by the appropriate parties and provided to the Revenue Bonds Trustee, (b) which, in the case of supply of feedstock to the Project, provide in the aggregate for the supply of at least the minimum and maximum volumes of feedstock meeting substantially similar feedstock specifications as the Supplier had committed to supply under its expired or terminated feedstock supply agreement, and (c) which, in the case of purchase of offtake from the Project, provide in the aggregate for the purchase of the minimum and maximum volumes of offtake from the Project meeting substantially similar specifications as the Offtakers in the aggregate had committed to purchase from Purecycle Ohio under the expired or terminated offtake agreements. When the conditions stated in (i), (ii) and (iii) above have been satisfied but so long as there are Series 2020A Bonds outstanding under the Indenture, the Escrow Agreement shall remain in place but the Liquidity Reserve amount shall be reduced to $25.0 million and we shall no longer be required to replenish the amount of the reduced Liquidity Reserve if and when disbursements are made therefrom by the Revenue Bonds Trustee. If the conditions of (i) and (ii) have been met but only a portion of the feedstock and offtake contracted for by Counterparties, respectively, has been replaced under replacement agreements as aforesaid in (iii) above, then the Liquidity Reserve may be reduced only by the applicable proportion of the amounts stated in the AR Completion Guaranty which evidence the intent of the parties of the amount of value representing the supply or offtake of the agreements of the Counterparties, as applicable. When the conditions precedent of (i), (ii), and (iii) have been satisfied and there are no longer any Series 2020A Bonds then outstanding under the Indenture, then we shall have no obligation to maintain the reduced Liquidity Reserve amount, the AR Completion Guaranty and the Escrow Agreement shall terminate and the balance on deposit in the Liquidity Reserve Escrow Fund held by the escrow agent shall be returned to us.

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So long as any Series 2020A Bonds remain outstanding under the Indenture, upon the occurrence of an Event of Default under the Loan Agreement or Indenture, if the Revenue Bonds Trustee takes control of the Liquidity Reserve Escrow Fund held by the escrow agent, such funds may be used for any purpose, including the payment of debt service on the Series 2020A Bonds, as may be determined by the Revenue Bonds Trustee or directed by a majority of the holders of the Series 2020A Bonds then outstanding.

Pursuant to the Escrow Agreement, only the Revenue Bonds Trustee, as secured party, can give direction to the escrow agent concerning the release or investment of the Liquidity Reserve Escrow Fund and sale and liquidation of its investments. We have no right to exercise any control over the Liquidity Reserve Escrow Fund and we are required under the AR Completion Guaranty to replenish the Liquidity Reserve amount if funds are withdrawn by the Revenue Bonds Trustee until the conditions described above have been met. The AR Completion Guaranty requires that funds be transferred from the Liquidity Reserve Escrow Fund to the Equity Account within the Project Fund (which fund was created under the Indenture and is held and maintained by the Revenue Bonds Trustee, and contains certain subaccounts, including the Equity Account, from which funds can be disbursed by the Revenue Bonds Trustee to pay Project expenses if certain conditions are met, as further described in the Loan Agreement) held by the Revenue Bonds Trustee under the Indenture if the contingency funds on deposit in the Equity Account are reduced to an amount below $21.2 million in order to maintain the contingency fund at that level. Upon the termination of the AR Completion Guaranty, our covenant not to finance, develop or construct a plastics recycling plant within a 250-mile radius of the Project shall remain in full force and effect until the Revenue Bonds are paid in full; provided we may participate in the financing, development or construction of an expansion and/or addition to the Project.

The AR Completion Guaranty provides that (i) we may not use any of the initial $250 million of equity required to have been raised, and which has been raised, by us under the AR Completion Guaranty for any future project of ours or any of our affiliates at a level greater than 30% of the total project cost prior to the date the AR Completion Guaranty terminates, and (ii) unless we have provided written evidence to the Revenue Bonds Trustee that we have $100 million (including the Liquidity Reserve amount) of equity to support our obligations under the AR Completion Guaranty, we may not contribute equity to any additional project in an amount greater than 30% of total project costs for such additional project prior to the date the AR Completion Guaranty terminates.

We must also provide evidence to the Revenue Bonds Trustee that we have at least $75.0 million and $100.0 million of cash (in each case, including the Liquidity Reserve) on our balance sheet by July 31, 2021 and January 31, 2022, respectively, or deliver an irrevocable direct-pay letter of credit for the benefit of the Revenue Bonds Trustee and for our account for these amounts, which provides the Revenue Bonds Trustee with the right to draw upon the same to fund our obligations under the AR Completion Guaranty.

The Loan Agreement contains certain customary financial and other covenants of Purecycle Ohio, including a prohibition on distributions to its members prior to January 1, 2024, and thereafter only if certain conditions are met, and two financial maintenance covenants. These include a debt service coverage ratio covenant and days cash on hand covenant, which are measured at the end of each fiscal year, commencing with the fiscal year ended December 31, 2023. The following table summarizes the requirements of the debt service coverage ratio and days cash on hand covenants.

	Definition per Indenture	Must retain independent consultant(1)	Event of Default
Debt service ratio
Senior Parity Coverage Requirement	The ratio of adjusted income (Net Income Available for Debt Service as defined in the Indenture) to the Maximum Annual Debt Service (principal, including mandatory sinking fund redemption amounts, interest and fees) of the Series 2020A Bonds and any parity indebtedness, determined in accordance with GAAP	150%	125%

Overall Coverage Requirement	The ratio of adjusted income (Net Income Available for Debt Service as defined in the Indenture) to the Maximum Annual Debt Service (principal, including mandatory sinking fund redemption amounts, interest and fees) of all of the Revenue Bonds and any parity indebtedness, based upon Audited Financial Statements.	110%	110%

Days Cash On Hand	The sum of unrestricted and unencumbered cash and cash equivalents and marketable debt and equity securities (as defined in the Indenture, with certain exceptions) divided by one day of operating expenses (calculated based on GAAP, including all scheduled debt service obligations payable during the period, and less depreciation and amortization)	75 days	60 days

(1) In accordance with the Loan Agreement, in the circumstances displayed in the table, we are required to retain an independent consultant, which must be approved by the majority of bondholders, to make recommendations to increase Net Income Available to Debt Service or Days Cash On Hand. We are required to transmit a copy of the independent consultant’s report to the Revenue Bonds Trustee and take such actions as will be in substantial conformity with such recommendations.

The Loan Agreement also restricts Purecycle Ohio, subject to certain baskets and exceptions, from incurring additional debt or liens, entering into derivatives, making asset sales, acquiring certain assets and making certain investments, licensing or sublicensing certain intellectual property and financing, developing, or constructing plastic recycling plants within a 250-mile radius of the Project. We are also required to maintain certain offtake and feedstock supply contracts and are allowed only certain transfers of property, plant and equipment and creation of liens. In addition, Purecycle Ohio is prohibited from making distributions on any membership interests (including to us), license fees or management fees relating to the Phase II Facility, prior to January 1, 2024, and beginning on January 1, 2024, Purecycle Ohio cannot make distributions unless the distribution test is satisfied, under the Loan Agreement.

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In order to satisfy the distribution test, all of the following must be met: (A) the Senior Parity Coverage Ratio is at least 150%, the Overall Coverage Requirement is at least 110%, the Days Cash On Hand is at least 75 days with respect to the fiscal year prior to the date on which distributions are to be made, (B) no event of default has occurred and no condition exists which with the passage of time would constitute or become an Event of Default under the Bond Documents or Project Documents (as defined in the Indenture), (C) Purecycle Ohio has made all required deposits in various funds, and (D) there will remain following any distribution, no less than 75 Days Cash On Hand (“the distribution test”). Contributions from any member of Purecycle Ohio or Affiliate of a member of Purecycle Ohio shall be excluded from any calculations.

Certain Revenue Bonds are subject to redemption at Purecycle Ohio’s option at a progressively declining premium to par, beginning on the following dates:

($ in millions)	Principal Amount	Date subject to optional redemption	Redemption price
Series 2020A
Term 3	$168.48	December 1, 2027	103% beginning on December 1, 2027; price decreases 1% per year until price is at par
Series 2020B
Term 1	10.00	December 1, 2024	105%
Term 2	10.00	December 1, 2026	105%
Series 2020C	10.00	December 1, 2025	105% if redeemed before December 1, 2026; otherwise 104%
Total	$198.48

In addition, provided that no Subordinate Bonds shall be redeemed so long as any Senior Bonds remain outstanding, Purecycle Ohio may voluntarily redeem the Revenue Bonds at 103% of principal amount outstanding in the event that the Phase II Facility is damaged or destroyed and becomes inoperable or inaccessible to us resulting from damage to the facility or title taken by condemnation, as further described in the Indenture. The Revenue Bonds are also subject to mandatory redemption upon certain events, including the termination or expiration of the agreements under which we obtain the rights to commercialize UPRP using our licensed technology or Purecycle Ohio’s failure to make the additional $40.0 million equity contribution, or our failure to deposit to the Liquidity Reserve Escrow Fund $50.0 million, in each case by January 31, 2021. With the consent of the Majority Holders (as defined in the Indenture), we made the foregoing deposits on March 24, 2021. In addition, the tax-exempt Revenue Bonds are subject to mandatory redemption prior to maturity in whole in the event of the occurrence of a Determination of Taxability (as defined in the Indenture).

Convertible Notes Offering

On October 6, 2020, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with certain funds managed by Magnetar Capital LLC or its affiliates (“Magnetar Investors”), providing for the purchase of up to $60.0 million in aggregate principal amount of our Convertible Senior Secured Notes due 2022 (the “Convertible Notes”) issuable under an indenture dated as of October 7, 2020 (the “Magnetar Indenture”) between us and U.S. Bank National Association, as trustee and collateral agent.

On October 7, 2020, we issued $48.0 million in aggregate principal amount of Convertible Notes (the “First Tranche Notes”). On December 29, 2020, we issued $12.0 million in aggregate principal amount of Second Tranche Notes. In the event that the Business Combination was not consummated within 180 days of the entry into the Merger Agreement, the Second Tranche Notes were subject to a special mandatory redemption at a redemption price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest.

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In connection with the Business Combination, we and each of our subsidiaries (the “Magnetar Guarantors”) was required to unconditionally guarantee, on a senior basis, all of our obligations with respect of the Convertible Notes. The Convertible Notes are our senior obligations and are fully and unconditionally guaranteed by the Magnetar Guarantors. On March 17, 2021, we entered into a supplemental indenture (the “Second Supplemental Indenture”) with PureCycle Technologies LLC, PureCycle Technologies Holdings Corp., and U.S. Bank, National Association, as trustee and collateral agent, pursuant to which (i) we and PureCycle Technologies Holdings Corp. agreed to guarantee our obligations under the Convertible Notes and (ii) we and PureCycle Technologies Holdings Corp. unconditionally assumed all of our obligations under the Convertible Notes and the Magnetar Indenture relating to, among other things, our obligations relating to the authorization, issuance and delivery of our common stock issuable upon conversion of the Convertible Notes.

Also, in connection with the Closing of the Business Combination, the Liens on all Collateral that secured the Convertible Notes and the Note Guarantees were automatically terminated and released (as such terms are defined in the Magnetar Indenture).

Also, on March 17, 2021, we signed the Joinder Agreement (the “Joinder Agreement”) to the Note Purchase Agreement. The Joinder Agreement made us a party to the Notes Purchase Agreement for purposes of the indemnification provisions therein. Execution of the Joinder Agreement was a closing condition to the Merger Agreement.

Under the Magnetar Indenture for the Convertible Notes, we and the Magnetar Guarantors will, subject to certain exceptions, be restricted from incurring indebtedness that ranks senior in right of payment to the Convertible Notes and if we or the Magnetar Guarantors incur pari passu indebtedness that is secured by a lien, we and such Magnetar Guarantors are required to also provide an equal and ratable lien in favor of the holders of the Convertible Notes. The Convertible Notes are subject to certain customary events of default.

Unless earlier converted, redeemed or repurchased in accordance with the terms of the Magnetar Indenture, the Convertible Notes will mature on October 15, 2022, subject to an extension that may be exercised at our sole discretion to April 15, 2023 with respect to 50% of the then outstanding Convertible Notes. The Convertible Notes will bear interest from their date of issue at a rate of 5.875% per year, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2021. Interest on the Convertible Notes is payable, at our option, entirely in cash or entirely in kind in the form of additional Convertible Notes. The first interest payment of $1,680,250 was due on April 15, 2021 and was paid entirely in kind, meaning that the principal amount of the Convertible Notes was increased by $1,680,250.

The Convertible Notes are convertible at the option of the holders at any time, until the close of business on the business day immediately preceding the maturity date. Following the consummation of the Business Combination, however, each holder was required to agree not to convert its Convertible Notes (except in connection with a Change of Control or Fundamental Change (each as defined in the Magnetar Indenture)) for a period not to exceed one hundred eighty (180) days following the consummation of the Business Combination, or September 13, 2021.

Following the consummation of the Business Combination, the conversion rate per $1,000 principal amount of Convertible Notes is approximately 144.4: the quotient of (A) $1,000 and (B) the SPAC Transaction PIPE valuation; provided that if the Equity Value of the Company in connection with the SPAC Transaction is greater than $775.0 million, the conversion rate will equal the product of (1) the amount that would otherwise be calculated pursuant to the clause set forth above and (2) a fraction equal to the Equity Value of the Company divided by $775.0 million (as such terms are defined in the Magnetar Indenture).

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Immediately following the consummation of the Business Combination, 8,661,290 shares of our Common Stock were issuable upon conversion of the Convertible Notes. Following the in kind payment of the first interest payment for the Convertible Notes, which was made on April 15, 2021, 8,903,842 shares of our Common Stock were issuable upon conversion of the Convertible Notes. Up to 951,360 additional shares of our Common Stock will be issuable upon conversion of the Convertible Notes assuming all remaining interest payments are made to holders of the Convertible Notes entirely in kind and the maturity date of the Convertible Notes is extended through April 15, 2023 (from October 15, 2022) at our election with respect to 50% of the amount outstanding under the Convertible Notes at October 15, 2022 (as described above).

In connection with certain transactions resulting in a change of control (not including the Business Combination), the Convertible Notes will be convertible at the option of the holders until the 35th business day following the change of control becoming effective at an initial conversion rate equal to the quotient of $1,000 and 80% of the per share amount of consideration received by holders of common stock in such change of control transaction. In each case, the conversion rate is subject to adjustment under certain circumstances, including certain dilutive events, in accordance with the terms of the Magnetar Indenture.

If certain fundamental change or change of control transactions occur with respect to us, holders of the Convertible Notes may require the repurchase for cash of all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

We may not redeem the Convertible Notes at our option at any time, and no sinking fund is provided for by the Magnetar Indenture.

Cash Flows

A summary of our cash flows for the periods indicated is as follows:

	Years Ended December 31,
(in thousands)	2020	2019
Net cash used in operating activities	$(17,953)	$(6,315)
Net cash used in investing activities	(29,812)	(5,882)
Net cash provided by financing activities	378,188	12,246
Cash and cash equivalents, beginning of year	150	101
Cash and cash equivalents, end of year	$330,573	$150

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Cash Flows from Operating Activities.

The increase in net cash used in operating activities for the year ended December 31, 2020 compared to the same period in 2019 was primarily attributable to an increase in professional and consulting fees of $5.1 million, transaction costs of $4.4 million, interest paid of $2.1 million, and repairs and maintenance of $1.3 million, offset by a decrease in prepaid royalties of 1.1 million.

Cash Flows from Investing Activities.

The increase in net cash used in investing activities for the year ended December 31, 2020 compared to the same period in 2019 was primarily attributable to capital asset investment. In 2019 the amount was solely attributable to the construction of the Phase I Facility and in 2020 the amount was attributable to $20.2 million for the Phase II Facility as well as the purchase of the land and a building of $3.6 million.

Cash Flows from Financing Activities.

The increase in net cash provided by financing activities for the year ended December 31, 2020 compared to the same period in 2019 was primarily attributable to an increase of cash received from the issuance of revenue bonds of $235.5 million, issuance of convertible notes of $56.6 million, issuance of units of $96.3 million, offset by cash paid for the repayment of related party debt of $15.3 million and an additional repayment of debt of $6.1 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations:	(in thousands)
Long-Term debt obligations(1)	$309,550	$—	$60,000	$23,705	$225,845
Interest payments	254,621	24,445	40,436	36,038	153,702
Operating lease obligations(2)	466	143	182	141	—
	$564,637	$24,588	100,618	$59,884	$379,547

(1) Includes principal obligations related to the Revenue Bonds and Convertible Notes we entered into in October 2020 described in the “Liquidity and Capital Resources” section.

(2) Represents future minimum lease payments as of December 31, 2020 under our 2-year operating lease for office space in Florida. Includes future minimum lease payments for a 5-year operating lease entered into in January 2021 for office space in Lawrence County, Ohio.

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We have not included our Feedstock agreements in the table above since the payment obligations under these agreements are contingent upon future events, such as the completion of Phase II Facility construction, funding requirements, quantity of feedstocks and IHS Index. The total minimum feedstock volume for all agreements, which are set to commence in 2022, amount to 60 million pounds of feedstock per year. The price per pound on the feedstock is variable, taking into account factors such as the quality of product, initial feedstock price, movements of price based on the fluctuations in the IHS Index, and product delivery point considerations. The Feedstock agreements are legally binding and contain a clause which allows for the termination of the agreement in the event we are unable to obtain sufficient financing by October 31, 2020, which is subject to negotiation and execution of a revised agreement.

We have not included our License Agreement in the table above since the obligations under this agreement are contingent upon future events, such as the completion of the Phase II Facility construction, funding requirements and quantity of P&G orders. P&G will receive royalties during the term of the license as a percentage of net sales to parties other than P&G at certain royalty rates based on the net price of the licensed product. The term of the License Agreement will terminate at the later of (a) the expiry date of the warrants or (b) upon expiration of the licensed patent held by P&G, unless terminated earlier. In addition, P&G has the option to purchase or assign offtake from the Phase II Facility at “most favored nation” pricing up to a certain amount in year one, and up to a certain higher amount per year or a percentage of nameplate capacity, whichever is greater, in each subsequent year of production. In 2019, we made a one-time, non- refundable, royalty-prepayment, which will be used to offset the future royalties payable to P&G under the License Agreement.

We have not included the Impact Sublicense Agreement (as defined below) in the table above since the obligations under this Impact Sublicense Agreement are contingent upon future events, such as PCT’s use of the sublicensed separation technology for purification treatment involving the P&G technology or not and either the volume of purified product produced using the Technology or a percent of Net Sales from the Licensed Product. The Impact Sublicense Agreement will remain in full force and effect until the last to expire of any of the Patents (as defined in the Impact Sublicense Agreement) that make up the sublicensed separation technology, unless terminated earlier due to a material breach of the Impact Sublicense Agreement, PCT’s failure to pay the Initial License Fee (as modified) or royalties or the bankruptcy of PCT. The last of the Patents that make up the sublicensed separation technology are expected to remain in full force and effect until July 27, 2035.

We have not included the Pre-Purchase Term Sheet (as defined above) in the table above since the obligations under the Pre-Purchase Term Sheet are contingent upon future events, such as the triggering of a Reimbursement, as outlined previously. The Pre-Purchase Term Sheet will remain in full force and effect until the parties enter into an offtake agreement, or unless terminated earlier due to a material breach of the Pre-Purchase Term Sheet.

In addition, we enter into agreements in the normal course of business with vendors for research and development services and outsourced services, which are generally cancelable upon written notice. These payments are not included in this table of contractual obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. We do not have any off-balance sheet arrangements or interests in variable interest entities that would require consolidation. Note that while certain legally binding offtake arrangements have been entered into with customers, these arrangements are not unconditional and definitive agreements subject only to customary closing conditions, and do not qualify as off-balance sheet arrangements required for disclosure.

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Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, and influenced by that company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In connection with the preparation of PCT’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019, certain material weaknesses were identified in PCT’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of PCT’s interim or annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were as follows:

•	PCT did not have sufficient, qualified personnel to determine the appropriate accounting treatment for its complex agreements or transactions that required technical accounting analysis;

•	PCT’s lack of sufficient personnel also resulted in inadequate segregation of duties in the design and operation of the internal controls over financial reporting;

•	PCT’s lack of formal processes and controls resulted in an ineffective control environment, which led to an inadequate review of the financial statements and financial reporting;

•	PCT did not design and maintain effective controls over certain information technology (“IT”) controls for information systems that are relevant to the preparation of its financial statements, specifically with respect to user access, to ensure appropriate segregation of duties that adequately restrict user access to financial applications, programs, and data to appropriate company personnel; and

•	PCT did not design and maintain effective controls surrounding the completeness and cutoff of expenses and payables, such that certain expenses paid by a related entity on behalf of PCT were not appropriately allocated to PCT, and certain transactions were recorded in the period when the invoice was received rather than accrued in the period when the activity took place.

These material weaknesses could result in a misstatement of substantially all of PCT’s accounts or disclosures, which would result in a material misstatement to the interim or annual consolidated financial statements that would not be prevented or detected. PCT has begun implementation of a plan to remediate the material weaknesses described above. Those remediation measures are ongoing and include the following:

•	Previously, there were two accounting employees; both were part time, and one of which was an accounts payable clerk. PCT management is increasing staffing and has brought in outside technical accounting resources. PCT has since hired a CFO, a Vice President of Finance, a Corporate Controller, a Plant Controller, and an AP/AR Analyst and will continue to build a qualified accounting and finance team. PCT has also engaged a public accounting firm to assist with financial reporting and advise on technical accounting issues;

16

•	PCT is evaluating its IT systems user access and developing formal policies; and

•	PCT is establishing a process to maintain checklists tracking related entity payments as part of its monthly close processes and is instituting policies to strengthen its receipt and processing of purchase orders to monitor accrual determinations. Furthermore, payment for almost all PCT expenses has been moved to PCT, with only a limited number of expenses paid by a related entity for situations where there is a shared contract.

PCT plans to continue to assess its internal controls and procedures and intends to take further action as necessary or appropriate to address any other matters it identifies or are brought to its attention. PCT cannot assure you that the measures it has taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to PCT’s material weaknesses in internal control over financial reporting or that PCT will prevent or avoid potential future material weaknesses. The effectiveness of PCT’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If PCT is unable to remediate the material weaknesses, its ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect PCT’s reputation and business and the market price of the Combined Company’s Common Stock.

In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of the Combined Company’s securities and harm to the Combined Company’s reputation and financial condition, or diversion of financial and management resources from the operation of PCT’s business.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and condensed consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions.

17

Equity-Based Compensation

PCT LLC issued grants of PCT LLC incentive units to select employees and service providers. The equity-based compensation cost for the incentive units is measured at the grant date based on the fair value of the award over the requisite service period, which is the vesting period on the straight-line basis. In the event of modification, the Company recognizes the remaining compensation cost based on the grant date fair value over the new requisite service period. The Company applies a zero-forfeiture rate for its equity-based awards, as such awards have been granted to a limited number of employees and service providers. The Company revises the forfeiture rate prospectively as a change in an estimate, when a significant forfeiture or an indication that significant forfeiture occurs.

In connection with the Closing of the Business Combination, the unvested PCT LLC incentive units were converted into restricted shares of Common Stock. The restricted shares of Common Stock are subject to the same vesting schedule and forfeiture restrictions as the unvested PCT LLC incentive units to which they related.

The fair value of the awards is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	December 31, 2020	December 31, 2019
Expected annual dividend yield	0.0%	0.0%
Expected volatility	42.1 – 78.2%	42.1 – 67.2%
Risk-free rate of return	0.1 – 1.8%	1.55 – 2.0%
Expected option term (years)	0.14 – 4.9	1.0 – 5.0

18

The expected term of the restricted stock granted is determined based on the period of time the awards are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the PCT LLC’s capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, PCT LLC considered industry, stage of life cycle, size and financial leverage. The dividend yield is assumed to be zero since PCT LLC has not historically paid dividends. The fair value of the underlying Company shares was determined using a hybrid method consisting of an option pricing method and an initial public offering scenario.

Warrants

The Company measures the warrants issued to nonemployees at the fair value of the equity instruments issued as of the warrant issuance date and recognizes that amount as SG&A expense in accordance with the vesting terms of the warrant agreement. In the event that the terms of the warrants qualify as a liability, the Company accounts for the instrument as a liability recorded at fair value each reporting period through earnings.

The Company has determined the warrants issued to P&G in connection with the patent licensing agreement are liability classified. Accordingly, the warrant units are remeasured at fair value each reporting period. The Company has determined its warrant to be a Level 3 fair value measurement and has used the Black-Scholes option pricing model to calculate its fair value using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	42.7 – 67.2%
Risk-free rate of return	1.6 –2.0%
Expected option term (years)	1.0 – 5.0

The Company determined the warrants issued in connection with Class B-1 Preferred Unit Purchase Agreement are equity classified. Accordingly, the warrant units are held at their initial fair value with no subsequent remeasurement. The Company has determined its warrant to be a Level 3 fair value measurement and has used the Black-Scholes option pricing model to calculate its fair value using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	54.2 – 63.6%
Risk-free rate of return	1.5 – 1.7%
Expected option term (years)	4.4 – 4.7

Prior to the Business Combination, the Company determined the warrants issued to RTI in connection with the terms of a professional services agreement were equity classified. Accordingly, the warrants issued to RTI were held at their initial fair value with no subsequent remeasurement. The Company determined its warrant to be a Level 3 fair value measurement and has used the Black-Scholes option pricing model to calculate its fair value using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	50.0%
Risk-free rate of return	2.82%
Expected option term (years)	5.0

In connection with the Business Combination, the Company modified the RTI warrant agreement to purchase 971.0 thousand shares of Company Common Stock instead of PCT LLC Class C Units on November 20, 2020. RTI can exercise these warrants upon the first anniversary of Closing of the Business Combination. The warrants expire on December 31, 2024. In connection with the closing of the Business Combination, the Company determined the warrants issued are liability classified under ASC 480. Accordingly, the warrants will be held at their initial fair value and remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of operations.

19

Recent Accounting Pronouncements

See Note 2 to the audited consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

Emerging Growth Company Election

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. The Company expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and non-public companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, the Company intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, the Company intends to rely on such exemptions, the Company is not required to, among other things: (a) provide an auditor’s attestation report on PCT’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

The Company will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2025, (b) the last date of the Company’s fiscal year in which it had total annual gross revenue of at least $1.07 billion, (c) the date on which the Company is deemed to be a “large accelerated filer” under the rules of the SEC or (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

20

Exhibit 99.2

Consolidated Financial Statements and Report of Independent

Registered Public Accounting Firm

PureCycle Technologies, Inc.

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

PureCycle Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of PureCycle Technologies, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2019.

Chicago, Illinois

June 25, 2021

PureCycle Technologies, Inc.

CONSOLIDATED BALANCE SHEETS (revised, see Note 1)

(in United States dollars, except shares)

As of December 31,

ASSETS

	2020	2019
CURRENT ASSETS
Cash	$64,491,660	$150,050
Prepaid royalties and licenses	2,890,000	2,000,000
Prepaid expenses and other current assets	445,546	720,578
Total current assets	67,827,206	2,870,628
Restricted cash	266,081,603	-
Property, plant and equipment, net	70,218,354	30,410,094
TOTAL ASSETS	$404,127,163	$33,280,722

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,057,753	$2,364,542
Accrued expenses	26,944,163	326,630
Accrued interest	4,951,102	896,062
Notes payable - current	121,917	3,601,246
Related party notes payable - current	-	3,303,694
Total current liabilities	33,074,935	10,492,174
Deferred research and development obligation	1,000,000	1,000,000
Notes payable	26,477,285	1,000,000
Bonds payable	235,675,506	-
Related party notes payable	-	12,000,000
Redeemable warrants	-	6,408,411
TOTAL LIABILITIES	296,227,726	30,900,585
Commitments and contingencies (Note 8)
STOCKHOLDERS’ EQUITY
Class A Common Shares – $0.001 par value; 41,885,068 shares authorized; 37,997,470 and 27,156,371 shares issued and outstanding as of December 31, 2020 and December 31, 2019	37,997	27,156
Class B Preferred Shares – $0.001 par value; 20,628,619 shares authorized; 20,628,619 and 18,388,147 shares issued and outstanding as of December 31, 2020 and 2019	20,628	18,388
Class B-1 Preferred Shares – $0.001 par value; 16,917,778 shares authorized, 16,322,679 and 9,299,695 shares issued and outstanding as of December 31, 2020 and 2019	16,323	9,300
Class C Profits Shares – $0.001 par value; 9,964,563 shares authorized; 7,471,414 and 4,787,672 shares issued and 6,701,665 and 4,060,745 shares outstanding as of December 31, 2020 and 2019	6,702	4,061
Additional paid-in capital	192,380,776	30,043,285
Accumulated deficit	(84,562,989)	(27,722,053)
Total stockholders’ equity	107,899,437	2,380,137
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$404,127,163	$33,280,722

The accompanying notes are an integral part of these consolidated financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS (revised, see Note 1)

(in United States dollars, except share and per share amounts)

For the years ending December 31,

	2020	2019
Costs and expenses
Operating costs	$8,602,970	$5,965,960
Research and development	647,495	526,127
Selling, general and administrative	39,525,058	11,478,286
Total operating costs and expenses	48,775,523	17,970,373
Interest expense	7,954,888	1,012,402
Other expense	110,525	329,943
Net loss	$(56,840,936)	$(19,312,718)
Accretion of cumulative earnings to preferred stockholders	3,306,884	2,434,241
Net loss attributable to common stockholders	(60,147,820)	(21,746,959)
Loss per share
Basic and diluted	$(2.09)	$(0.80)
Weighted average common shares
Basic and diluted	28,731,952	27,156,371

The accompanying notes are an integral part of these consolidated financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (revised, see Note 1)

(in United States dollars, except shares)

For the years ending December 31,

	Class A Common		Class B Preferred		Class B-1 Preferred		Class C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total stockholders' investment	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balance, December 31, 2018	2,581,282	$387,192	1,727,843	$1,898,469	326,026	$12,260,210	75,830	$24,488	$14,570,359	$32,884	$(8,409,335)	$6,193,908
Conversion of stock	24,575,089	(360,036)	16,660,304	(1,880,081)	4,488,667	(12,255,395)	630,943	(23,781)	(14,519,293)	14,519,293	-	-
Balance at December 31, 2018, effect of reverse recapitalization (refer to Note 1)	27,156,371	27,156	18,388,147	18,388	4,814,693	$4,815	706,773	707	51,066	14,552,177	(8,409,335)	6,193,908
Issuance of shares	-	$-	-	$-	4,485,002	$4,485	-	$-	$4,485	$11,390,823	$-	$11,395,308
Redeemable warrants	-	-	-	-	-	-	-	-	-	74,294	-	74,294
Issuance of shares upon vesting of profits shares	-	-	-	-	-	-	3,360,990	3,361	3,361	4,045,272	-	4,048,633
Redemption of vested profit units	-	-	-	-	-	-	(7,018)	(7)	(7)	(19,281)	-	(19,288)
Net loss	-	-	-	-	-	-	-	-	-	-	(19,312,718)	(19,312,718)
Balance, December 31, 2019	27,156,371	$27,156	18,388,147	$18,388	9,299,695	$9,300	4,060,745	$4,061	$58,905	$30,043,285	$(27,722,053)	$2,380,137
Issuance of shares	10,841,099	10,841	2,240,472	2,240	7,022,984	7,023	370,025	370	20,474	125,655,433	-	125,675,907
Issuance of shares upon vesting of profits shares	-	-	-	-	-	-	2,278,855	2,279	2,279	5,623,698	-	5,625,977
Redemption of vested profit units	-	-	-	-	-	-	(7,960)	(8)	(8)	(16,391)	-	(16,399)
Beneficial conversion feature upon issuance of convertible notes	-	-	-	-	-	-	-	-	-	31,074,751	-	31,074,751
Net loss	-	-	-	-	-	-	-	-	-	-	(56,840,936)	(56,840,936)
Balance, December 31, 2020	37,997,470	$37,997	20,628,619	$20,628	16,322,679	$16,323	6,701,665	$6,702	$81,650	$192,380,776	$(84,562,989)	$107,899,437

The accompanying notes are an integral part of these consolidated financial statements.

PureCycle Technologies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (revised, see Note 1)

(in United States dollars)

For the years ending December 31,

	2020	2019
Cash flows from operating activities
Net loss	$(56,840,936)	$(19,312,718)
Adjustments to reconcile net loss to net cash used in operating activities
Equity-based compensation	5,625,977	4,048,633
Non cash issuance of shares	333,333	-
Issuance of warrants	-	6,482,705
Change in fair value of warrants	11,553,667	-
Depreciation expense	1,896,069	900,437
Accretion of debt instrument discounts	48,277	-
Amortization of debt issuance costs	172,966	-
Amortization of beneficial conversion feature	648,189	-
Loss on sale of equipment	-	255,650
Loss on the exercise of warrants	210,525	-
Changes in operating assets and liabilities
Prepaid expenses and other current assets	275,032	151,014
Prepaid royalties and licenses	(890,000)	(2,000,000)
Accounts payable	233,788	1,026,944
Accrued expenses	14,724,937	326,630
Accrued interest	4,055,040	806,136
Deferred research and development obligation	-	1,000,000
Net cash used in operating activities	(17,953,136)	(6,314,569)
Cash flows from investing activities
Construction of plant	(26,219,188)	(5,992,062)
Purchase of property, plant, and equipment	(3,592,545)	-
Proceeds from sale of equipment	-	110,000
Net cash used in investing activities	(29,811,733)	(5,882,062)
Cash flows from financing activities
Proceeds from secured term loan	313,500	1,000,000
Payments on promissory notes with related parties	(12,600,000)	-
Payments on advances from related parties	(2,703,694)	-
Payments on secured promissory note	(6,141,822)	-
Proceeds from promissory note from related parties	-	600,000
Proceeds from advances from related parties	-	63,868
Proceeds from the exercise of warrants	1	-
Issuance of convertible notes	60,000,000	-
Convertible note issuance costs	(3,357,776)	-
Issuance of bonds	244,074,532	-
Bond issuance costs	(8,550,229)	(294,021)
Proceeds from issuance of shares	107,169,969	10,895,308
Payments on redemption of vested profit units	(16,399)	(19,288)
Net cash provided by financing activities	378,188,082	12,245,867
Net increase in cash and restricted cash	330,423,213	49,236
Cash and restricted cash, beginning of year	150,050	100,814
Cash and restricted cash, end of year	$330,573,263	$150,050
Supplemental disclosure of cash flow information
Non-cash operating activities:
Interest paid during the year, net of capitalized interest	$2,141,426	$1,861
Non-cash investing activities:
Additions to property, plant, and equipment in accounts payable	$-	$(624,313)
Additions to property, plant, and equipment in accrued expenses	$11,892,596	$-
Non-cash financing activities:
Issuance of shares upon exercise of warrants	$18,172,604	$-
Beneficial Conversion Feature of convertible notes	$31,074,751	$-
Conversion of accounts payable to promissory notes	$1,540,576	$3,601,246
Conversion of accounts payable to equity	$-	$500,000

The accompanying notes are an integral part of these consolidated financial statements.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - ORGANIZATION

Formation and Organization

PureCycle Technologies, Inc. (“PureCycle”, “PCT” or the “Company”) was formed as a Delaware limited liability company (“LLC”) on September 15, 2015 (“Date of Formation”), as Advanced Resin Technologies, LLC. In November 2016, the Company changed its name from Advanced Resin Technologies, LLC to PureCycle Technologies LLC (“PCT LLC” and “Legacy PCT”). Innventure LLC (“Innventure”) holds an investment in PureCycle. In 2020, Innventure changed its name from WE-Innventure LLC to Innventure LLC. As a result of Innventure changing its name in 2020, Innventure1 LLC (“Innventure1”), which owns a majority of Innventure, changed its name from Innventure LLC to Innventure1 LLC.

PureCycle and its wholly owned subsidiaries, PureCycle: Ohio LLC, PCT Managed Services LLC and PCO Holdco, LLC (“PCO”) are businesses whose planned principal operations are to conduct business as a plastics recycler using PureCycle’s patented recycling process. Developed and licensed to PureCycle by Procter & Gamble (“P&G”), the patented recycling process separates color, odor and other contaminants from plastic waste feedstock to transform it into virgin-like resin. The Company is currently constructing its facility and conducting research and development activities to operationalize the licensed technology.

On November 16, 2020, the Company entered into a certain agreement and plan of merger (the “Merger Agreement and Plan of Merger”), by and among PCT, Roth CH Acquisition I Co. (“ROCH”), Merger Sub Corp., Merger Sub LLC, and Roth CH Acquisition I Co. Parent Corp. (“ParentCo”).

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements have been prepared assuming that the Company will continue as a going concern

Business Combination

On March 17, 2021, PureCycle consummated the previously announced Business Combination by and among Roth CH Acquisition I Co., a Delaware corporation (“ROCH”), Roth CH Acquisition I Co. Parent Corp., a Delaware corporation and wholly owned direct subsidiary of ROCH (“ParentCo”), Roth CH Merger Sub LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent Co (“Merger Sub LLC”), Roth CH Merger Sub Corp., a Delaware corporation and wholly owned direct subsidiary of Parent Co (“Merger Sub Corp”) and PureCycle Technologies LLC (“PCT LLC”) pursuant to the Agreement and Plan of Merger dated as of November 16, 2020, as amended from time to time (the “Merger Agreement”).

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Merger Agreement (the “Transactions”, and such completion, the “Closing”), ROCH changed its name to PureCycle Technologies Holdings Corp. and became a wholly owned direct subsidiary of ParentCo, PCT LLC became a wholly owned direct subsidiary of PureCycle Technologies Holdings Corp. and a wholly owned indirect subsidiary of ParentCo, and ParentCo changed its name to PureCycle Technologies, Inc. The Company’s common stock and warrants are now listed on the Nasdaq Capital Market (“NASDAQ”) under the symbols “PCT,” “PCTTU” and “PCTTW,” respectively.

In connection with the Business Combination, ROCH entered into subscription agreements with certain investors (the “PIPE Investors”), whereby it issued 25,000,000 shares of common stock at $10.00 per share (the “PIPE Shares”) for an aggregate purchase price of $250,000,000 (the “PIPE Financing”), which closed simultaneously with the consummation of the Business Combination. Upon the Closing of the Business Combination, the PIPE Investors were issued shares of the Company’s common stock.

Upon the closing of the Business Combination, there were approximately there were approximately 5.7 million Public Warrants and 0.2 million Private Warrants outstanding to purchase shares of PCT common stock that were issued by ROCH prior to the Business Combination. These outstanding warrants were assumed by PCT stockholders upon the closing of the Business Combination.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

PCT stockholders will be issued up to 4.0 million additional shares of the Company’s common stock if certain conditions are met (“the Earnout”). The PCT stockholders will be entitled to 2.0 million shares if after six months after the Closing and prior to or as of the third anniversary of the Closing, the closing price of the common stock is greater than or equal to $18.00 over any 20 trading days within any 30-trading day period. The PCT stockholders will be entitled to 2.0 million shares upon the Phase II Facility becoming operational, as certified by Leidos Engineering, LLC (“Leidos”), an independent engineering firm, in accordance with criteria established in agreements in connection with construction of the plant.

Reverse Recapitalization

The Business Combination was accounted for as a reverse recapitalization and ROCH was treated as the “acquired” company for accounting purposes. The Business Combination was accounted as the equivalent of Legacy PCT issuing stock for the net assets of ROCH, accompanied by a recapitalization.

The consolidated statements of stockholders’ equity and these notes to the consolidated financial statements reflect the reverse recapitalization as discussed above. The consolidated balances and the audited consolidated financial statements of PCT and the share activity and per share amounts in these consolidated statements of equity were retroactively adjusted, where applicable, using the recapitalization exchange ratio of 10.52 for Class A shares. Class B Preferred shares were converted into shares of common stock at a share conversion factor of 10.642 whereas Class B-1 Preferred shares were converted into shares of common stock at a share conversion factor of 14.768 as a result of the reverse recapitalization. Class C shares were converted into shares of PCT common stock at a share conversion factor of 9.32, 7.40, 6.76, or 2.747, based on the distribution threshold of the Class C share.

Potential Impact of COVID-19 on the Company’s Business

With the global spread of the COVID-19 pandemic in the first half of 2020 and resulting shelter-in-place orders covering the Company’s corporate headquarters, its Ohio plant operations, and employees, the Company has implemented policies and procedures to continue its operations under minimum business operations guidelines. The extent to which the COVID-19 pandemic impacts the Company’s business, financial condition or results of operations will depend on future developments, which are highly uncertain and cannot be accurately predicted.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and all significant intercompany transactions and balances have been eliminated in consolidation.

Liquidity

The Company evaluated whether there are any conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months. Since its inception, the Company has sustained recurring losses and negative cash flows from operations. As reflected in the accompanying consolidated financial statements, the Company has not yet begun commercial operations and the Company does not have any sources of revenue. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

As of December 31, 2020 and 2019, the Company had an unrestricted cash balance of $64,491,660 and $150,050, respectively, a working capital surplus of $34,752,271 and a deficit of $7,621,546, respectively, and an accumulated deficit of $84,562,989 and $27,722,053, respectively. During the years ended December 31, 2020 and 2019, the Company incurred a net loss of $56,840,936 and $19,312,718 respectively.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

In prior periods, substantial doubt was raised about the ability of Legacy PCT to continue as a going concern. As of the completion of the Business Combination on March 17, 2021, the Company believes that the total capital raised of over $700,000,000 will be sufficient to adequately fund its future obligations for at least one year from the date the consolidated financial statements are available to be issued.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern and does not include any adjustments to reflect the possible future effects of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain amounts in prior periods have been reclassified to conform with the report classifications of the year ended December 31, 2020, with no effect on previously reported net income or stockholders' equity.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of inception to be cash and cash equivalents. As of December 31, 2020 and 2019, the Company’s cash and cash equivalents balance represents cash deposited with financial institutions. These balances may exceed federally insured limits; however, the Company believes the risk of loss is low.

Restricted Cash

Proceeds from the issuance of convertible notes and revenue bonds are restricted for use in construction of the production facility. The cash is presented as a long-term asset on the consolidated balance sheet.

Bond Issuance Costs

The Company has incurred costs which are directly attributable to the Company’s revenue bond financing. These costs include items such as document preparation costs, underwriting fees, and other external, incremental expenses paid to advisors that directly relate to the financing. Upon successful completion of the bond offering in 2020, these costs were reclassified to reduce the carrying amount of the bond liability and will be amortized ratably over the term of the bond using the effective interest method. During the years ended December 31, 2020 and 2019, the Company incurred $8,775,228 and $294,021 respectively, of bond issuance costs. Of this amount, $225,000 is recorded in prepaid expenses and other current assets in the balance sheet, as these costs are reimbursed. As of December 31, 2020, the Company has capitalized bond issuance costs totaling $8,103,822, which are recorded as an offset to Bonds Payable on the consolidated balance sheet. As of December 31, 2019, the Company has capitalized bond issuance costs totaling $615,896, which are recorded in Prepaid Expenses and Other Current Assets on the consolidated balance sheet.

Convertible Notes Issuance Costs

The Company has incurred costs which are directly attributable to the Company’s convertible note financing. These costs include items such as document preparation costs, underwriting fees, and other external, incremental expenses paid to advisors that directly relate to the financing. Upon successful completion of the convertible note offering, these costs were reclassified to reduce the carrying amount of the note liability and will be amortized ratably over the term of the notes. During the years ended December 31, 2020 and 2019, the Company incurred $3,357,776 and $0 respectively, of convertible note issuance costs, and as of December 31, 2020 and 2019, the Company has capitalized note issuance costs totaling $3,287,736 and $0, respectively, which are recorded within Notes Payable on the consolidated balance sheet.

Property, Plant and Equipment

As of December 31, 2020 and 2019, the Company’s property, plant and equipment consists of building, land, office equipment and furniture, machinery and equipment, fixtures and furnishings and construction in progress. All property, plant and equipment are located within the United States. Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives, unless the useful life is indefinite, using the straight-line method over the following table:

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Building	39 years
Land	Indefinite
Office equipment and furniture	7 years
Machinery and equipment	5-10 years
Fixtures and Furnishings	5 years

Construction in progress relates to costs capitalized in conjunction with major improvements that have not yet been placed in service, and accordingly are not currently being depreciated. The Company capitalizes interest cost incurred on funds used to construct property, plant and equipment. On June 30, 2019 the Feedstock Evaluation Unit (“FEU”) and associated assets were determined to be substantially completed and ready for intended use. In accordance with ASC 835, Interest, the interest capitalization period covers the duration of the activities required to get the asset ready for its intended use and capitalization continues as long as the activities and incurrence of cost continues. As the FEU unit and associated assets were determined to be ready for intended use on June 30, 2019, the interest capitalization on the Company loans related to those assets ends at that point in time. From July 1, 2019 and going forward, the Company applied a capitalization rate to the average amount of accumulated expenditures related to the current plant being built. The capitalized interest is recorded as part of the asset to which it relates over the asset’s estimated useful life. Interest cost capitalized as of December 31, 2020 and 2019 totaled $2,021,892 and $1,846,209 respectively.

As of December 31, 2020, the Company determined that there were no indicators of impairment and did not recognize any impairment of its property, plant and equipment.

Operating Costs

Operating costs are expensed as incurred. Operating costs consist of facility employee personnel costs, expense for supplies and materials, depreciation, transportation and other operating related expense.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of expenses for services provided by third parties, and payroll and benefits of those employees engaged in research, design and development activities, costs related to design tools, license expenses related to intellectual property, and supplies and services.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses are expensed as incurred. Selling, general, and administrative expenses consist of personnel costs, allocated facilities expenses, facility rent, repairs and utilities, office insurance, travel, sales and marketing costs.

Income Taxes

Prior to the Business Combination on March 17, 2021, the Company was a limited liability company and had elected to be treated as a partnership for income tax purposes. The Company’s taxable income or loss is allocated to its members. The Company is not directly liable for income taxes for federal purposes. The Company is, however, subject to annual state LLC franchise taxes and state LLC fees. During the years ended December 31, 2020 and 2019, these taxes and fees amounted to $80,277 and $375, respectively, and are included in selling, general and administrative expenses.

Management has evaluated the Company’s tax positions, including their status as a pass-through entity for federal and state tax purposes, and has determined that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. Basic (loss) earnings per share is computed by dividing (loss) income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted- average number of shares of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury stock method.

Equity-Based Compensation

The Company issues grants of incentive shares to select employees and service providers. The equity-based compensation cost for the incentive shares is measured at the grant date based on the fair value of the award and recognized on a straight-line basis over the requisite service period, which is the vesting period. In accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”), in the event of modification, the Company recognizes the remaining compensation cost based on the grant date fair value over the new requisite service period.

The Company applies a zero percent forfeiture rate for its equity-based awards, as such awards have been granted to a limited number of employees and service providers. A significant forfeiture, or an indication that significant forfeitures may occur, would result in a revised forfeiture rate which would be accounted for prospectively as a change in an estimate.

Warrants

Following the adoption of ASU 2018-07, Compensation – Stock Compensation (Topic 718), the Company accounts for its warrants issued to nonemployees in accordance with ASC 718, which requires all nonemployee transactions, in which goods or services are the consideration received in exchange for equity instruments, to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Accordingly, the Company determines the fair value of the equity instruments issued as of the warrant issuance date, and the fair value is then expensed in accordance with the vesting terms of the warrant agreement. In the event the warrants are issued with other debt instruments, the Company accounts for its warrants in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), for unit of account analysis. In the event the terms of the warrants qualify as a liability under ASC 480, the Company accounts for the instrument as a liability recorded at fair value each reporting period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses for the period presented. The Company's most significant estimates and judgments involve valuation of the Company's equity, including assumptions made in the fair value of equity-based compensation and the fair value of warrants it has issued to service providers. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from these estimates.

Segment Information

Under ASC 280, Segment Reporting, operating segments are defined as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), in deciding how to allocate resources and in assessing performance. The Company has one component. Therefore, the Company's Chief Executive Officer, who is also the CODM, makes decisions and manages the Company's operations as a single operating segment, which is conducting business as a plastic recycler. To date, the Company has not begun production and measures performance on a consolidated basis.

Emerging Growth Company

Subsequent to the Business Combination, we qualified as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we have taken and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have opted to take advantage of such extended transition period available to emerging growth companies which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Fair Value of Financial Instruments

The Company applies fair value accounting in accordance with ASC 820, Fair Value Measurements (“ASC 820”) for valuation of financial instruments. ASC 820 defines fair value and establishes a framework for measuring fair value and making disclosures about fair value measurements. This framework applies to all financial assets and liabilities that are being measured and reported at fair value and for disclosures of fair value.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In July 2018, ASU 2018-10, Codification Improvements to Topic 842, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Furthermore, on June 3, 2020, the FASB deferred by one year the effective date of the new lease standard for private companies, private NFPs and public NFPs that have not yet issued (or made available for issuance) financial statements reflecting the new standard. These new leasing standards are effective for the Company beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the effect of the adoption of this guidance on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company's financial statements and does not expect it to have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 extends the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company adopted ASU 2018-07 as of January 1, 2020. The adoption did not have a material impact on the Company.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. ASU 2020-06 is effective for the Company for annual reporting periods, and interim reporting periods within those annual periods, beginning after December 15, 2023, and early adoption is permitted. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company elected early adopt and apply the modified retrospective adoption approach to all contracts. Under this approach, prior periods were not restated. Rather, convertible notes and other disclosures for prior periods were provided in the notes to the financial statements as previously reported under ASC 470-20, and the cumulative effect of initially applying the guidance was recognized as an adjustment to Notes payable, Additional paid-in-capital (“APIC”), and Accumulated deficit.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

As a result of applying the modified retrospective method to adopt ASU 2020-06, adjustments were made to the consolidated balance sheets as of December 31, 2020 and the below illustrates how the notes payable, APIC, and accumulated deficit balances would be effected as of January 1, 2021:

	December 31, 2020	January 1, 2021
	As reported	Adjustments	As adjusted
Notes payable	$26,599,202	$30,637,854	$57,237,056
APIC	192,380,776	(31,074,750)	161,306,026
Accumulated deficit	$84,562,989	$436,896	$84,999,885

NOTE 3 – NOTES PAYABLE AND DEBT INSTRUMENTS

Convertible Notes

On October 6, 2020, PureCycle entered into a Senior Notes Purchase Agreement (the “Agreement”) with certain investors. The Agreement provides for the issuance of Senior Convertible Notes (the “Notes”), which have an interest rate of 5.875% and mature on October 15, 2022 (the “Maturity Date”) and are subject to a six-month maturity extension at the Company’s option with respect to 50% of the then outstanding Notes on a pro rata basis, unless repurchased or converted prior to such date (“Maturity Date Extension”). The initial closing took place on the date of Indenture on October 7, 2020, upon which $48,000,000 in aggregate principal of Notes were issued to the Investors (“First Closing”). The Agreement also includes an obligation for the Company to issue and sell, and for each of the Investors to purchase, Notes in the principal amount of $12,000,000 within 45 days after the Company enters into the Merger Agreement as defined in Note 1 (“Second Closing Obligation”). On December 29, 2020, the remaining Notes were purchased in accordance with the Agreement. The Notes are convertible through the Maturity Date. As of December 31, 2020, none of the notes were converted into common shares. The Notes are recorded within Notes Payable in the consolidated balance sheet. The Company incurred $661,997 of interest cost during 2020. As the Notes were used to construct the Company’s property, plant and equipment, a portion of the interest costs incurred was capitalized within Property, Plant and Equipment as described in Note 2.

The Convertible Notes issued in both the First and Second Closing Obligations included a beneficial conversion feature (“BCF”) as their fair value was greater than the conversion price. The conversion price of the notes as of December 31, 2020 is the quotient of $1,000 and the quotient of (A) 80% of the Adjusted Equity Value of the Company as determined based upon the sale of 7,198,019Class A shares at $87.69 per share as discussed in Note 4 and (B) the number of outstanding shares of Capital Stock of the Company on a Fully-Diluted Basis immediately prior to the November investment (as such terms are defined in the indenture governing the Convertible Notes). The Company recognized the embedded BCF as of the First and Second Closing commitment dates by allocating a portion of the proceeds equal to the intrinsic value of the conversion feature to additional paid-in capital (“APIC”). The BCF is amortized ratably over the term of the notes. As of December 31, 2020, the BCF recorded to APIC was $31,074,751.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Revenue Bonds

On October 7, 2020, the Southern Ohio Port Authority (“SOPA”) issued certain revenue bonds (“Bonds”) and loaned the proceeds from their sale to PCO pursuant to a Loan Agreement dated as of October 1, 2020 between SOPA and PCO (“Loan Agreement”), to be used to (i) acquire, construct and equip the Ohio Plant; (ii) fund a debt service reserve fund for the Series 2020A Bonds; (iii) finance capitalized interest; and (iv) pay the costs of issuing the Bonds. The Bond were offered in three series, including (i) Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020A (“Series 2020A Bonds”); (ii) Subordinate Exempt Facility Revenue Bonds (PureCycle Project), Tax-Exempt Series 2020B (“Series 2020B Bonds”); and (iii) Subordinated Exempt Facility Revenue Bonds (PureCycle Project), Taxable Series 2020C (“Series 2020C Bonds”), each series in the aggregate principal amount, bearing interest and maturing as shown in the table below. The Series 2020A Bonds were issued at a total discount of $5,500,000. The discount is amortized over the term of the Bonds using the effective interest method. The purchase price of the Bonds was paid and immediately available to SOPA on October 7, 2020, the date of delivery of the Bonds to their original purchaser. PCT is not a direct obligor on the Bonds and is not a party to the Loan Agreement or the Indenture of Trust dated as of October 1, 2020 (“Indenture”), between SOPA and UMB Bank, N.A as trustee (“Trustee”), pursuant to which the Bonds have been issued. PCT has executed a Guaranty of Completion dated as of October 7, 2020 (“Guaranty”), with respect to the full and complete performance by PCO of PCO’s obligations with respect to construction and completion of the Project, including construction by the Completion Date, free and clear of any liens (other than Permitted Liens), and the payment of all Project Costs (as defined in the Loan Agreement) incurred prior to completion of the Project, and all claims, liabilities, losses and damages owed by PCO to each counterparty under the Project Documents (as defined in the Loan Agreement). In addition, pursuant to the Guaranty, PCT is obligated to fund and maintain a liquidity reserve for the Project during the term of the Guaranty in the amount of $50,000,000 to be held in an escrow account with U.S. Bank, N.A., as escrow agent (“Liquidity Reserve”). Pursuant to the terms of the Loan Agreement PCO executed promissory notes, one in the aggregate principal amount of each series of Bonds, in favor of SOPA, which were assigned to the Trustee on October 7, 2020.

Bond Series	Term	Principal Amount	Interest Rate	Maturity Date
2020A	A1	$12,370,000	6.25%	December 1, 2025
2020A	A2	$38,700,000	6.50%	December 1, 2030
2020A	A3	$168,480,000	7.00%	December 1, 2042
2020B	B1	$10,000,000	10.00%	December 1, 2025
2020B	B2	$10,000,000	10.00%	December 1, 2027
2020C	C1	$10,000,000	13.00%	December 1, 2027

The proceeds of the Bonds and certain equity contributions have been placed in various trust funds and non-interest-bearing accounts established and administered by the Trustee under the Indenture. Before each disbursement of amounts in the Project Fund held by the Trustee under the Indenture, PCO is required to submit to the Trustee a requisition for funds to be disbursed outlining the specified purpose of the disbursement and substantiating the expenditure. In addition, 100% of revenue attributable to the production of the Phase II Facility must be deposited into an operating revenue escrow fund held by U.S. Bank National Association, as escrow agent. Funds in the trust accounts and operating revenue escrow account will be disbursed by the Trustee when certain conditions are met, and will be used to pay costs and expenditures related to the development of the Phase II Facility, make required interest and principal payments (including sinking fund redemption amounts) and any premium, in certain circumstances required under the Indenture, to redeem the Bonds.

As conditions for closing the Bonds, PCT and certain affiliates contributed $60,000,000 in equity at closing and committed to contribute an additional $40,000,000 in equity upon the closing of the business combination described in Note 1. Subsequent to year end, PureCycle provided the Liquidity Reserve for the Ohio Plant construction of $50,000,000 and deposited the amount upon the Closing of the Business Combination described in Note 1. In addition, PCT must maintain at least $75,000,000 of cash on its balance sheet as of July 31, 2021 and $100,000,000 of cash on its balance sheet as of January 31, 2022, in each case, including the Liquidity Reserve.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The Bonds are recorded within Bonds Payable in the consolidated balance sheet.  The Company incurred $4,289,186 of interest cost during 2020. As the Bond proceeds will be used to construct the Company’s property, plant and equipment, a portion of the interest costs incurred was capitalized within Property, Plant and Equipment as described in Note 2.

As part of the equity requirement for the Bonds, on October 4, 2020, the Company raised gross proceeds of $15,000,000 through the sale of 1,821,540 Class A shares, of which 1,214,360 Class A shares, or $10,000,000, were sold to a related party that purchased, on December 2, 2020, an additional 1,821,540 Class A shares, or $15,000,000, upon the satisfaction of certain conditions, including the signing of the Merger Agreement. This related party previously purchased Class B-1 preferred shares from the Company, holds a board seat and was issued 277,519 Class C shares in August 2020 and 370,025 Class C shares in October 2020.

Pursuant to a 2019 agreement between Innventure1 and the Company, the Chief Science Officer, Dr. John Scott, and a certain consultant of Innventure1 are entitled to share equally in a project fee calculated based on a percentage of the Bonds. Pursuant to such agreement, the fee is equal to 1.5% of the total financing, reduced by the amount of retainer fees paid to such consultant. The Bonds closed in October 2020, and, as result, Dr. Scott received a partial payment of $50,000, with the remaining balance of approximately $1,519,125 paid to Dr. Scott in November 2020.

Secured Term Loan

On February 28, 2019, the Company entered into a subordinated debt agreement with Enhanced Capital Ohio Rural Fund, LLC. The agreement provides for principal of $1,000,000 with an interest rate of the U.S. Federal prime rate per annum. The interest rate increased to the U.S. Federal prime rate plus 3% per annum subsequent to the completion of the Company’s revenue bond financing.

In conjunction with the Revenue Bond offering, the Company repaid the note payable with Enhanced Capital Ohio Rural Fund, LLC for the full outstanding balance of $1,000,000. The Company incurred $29,069 of interest cost during 2020. As the secured term loan was used to construct the Company’s property, plant and equipment, a portion of the interest costs incurred was capitalized within Property, Plant and Equipment as described in Note 2.

Paycheck Protection Program

On May 4, 2020, the Company entered into a Paycheck Protection Program (the “Program”, or “PPP”) Term Note with PNC Bank to obtain principal of $313,500. This Note is issued pursuant to the Coronavirus Aid, Relief, and Economic Security Act’s (the “CARES Act”) (P.L. 116-136) Paycheck Protection Program. During a period from May 4, 2020 until the forgiveness amount is known, (“Deferral Period”), interest on the outstanding principal balance will accrue at the Fixed Rate of 1% per annum, but neither principal nor interest shall be due during the Deferral Period. The Company has applied for loan forgiveness as of December 31, 2020 but has not yet received the forgiveness amount. All or a portion of this Facility may be forgiven in accordance with the program requirements. The amount of forgiveness shall be calculated in accordance with the requirements of the Program, including provisions of Section 1106 of the CARES Act. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first ten months.

As of December 31, 2020, the outstanding balance on the loan is $313,500. $121,917 is recorded as Notes payable – current and $191,583 is recorded as Notes payable in the consolidated balance sheets.

Promissory Notes

Koch Modular Process Systems Secured Promissory Note

On December 20, 2019, the Company entered into an agreement with Koch Modular Process Systems LLC (“KMPS”) to convert the current balance of Account Payable due to KMPS into a promissory note. The Company issued a Secured Promissory Note for a principal amount of $1,677,489, with a maximum advance of funds up to $3,077,489. This loan provides the Company with the ability to draw additional funds by rolling invoices from KMPS into the balance. In 2020, the Company converted $1,540,576 of Accounts Payable into the note. The rate of interest on the loan balance is 21% per annum through the month of November 2019 and 24% per annum for December 2019 and thereafter.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The promissory note is secured by a first priority of the Company’s fixtures and personal property of every kind and all proceeds and products of each of the foregoing. The Company has the option to prepay the loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. Any amount of principal prepaid may not be reborrowed.

The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note are due and payable on the maturity date. The loan maturity date is September 30, 2020 unless PureCycle repays the principal and accrued and unpaid interests from closing of the revenue bond financing earlier.

During 2020, in conjunction with the Revenue Bond offering, the Company repaid the balance of the loan totaling $3,150,083. The Company incurred $351,345 of interest cost during 2020.

Denham-Blythe Company, Inc. Secured Promissory Note

On December 20, 2019, the Company and Denham-Blythe Company, Inc (“DB”) entered into an agreement to convert the current balance of Account Payable due to DB into a promissory note. The Company issued a Secured Promissory Note for a principal amount of $2,000,000. The rate of interest on the loan balance is 24% per annum for December 2019 and thereafter with interest on the loan payable monthly.

The promissory note is secured by a first priority lien of the Company’s fixtures and personal property of every kind and all proceeds and products of each of the foregoing. The Company has the option to prepay the loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. Any amount of principal prepaid may not be reborrowed.

The loan maturity date is September 30, 2020 unless PureCycle repays the principal and accrued and unpaid interests from closing of the revenue bond financing. In conjunction with the Revenue Bond offering, the Company repaid the note payable with Denham-Blythe Company, Inc. for the full outstanding balance of $2,003,693.

The Company incurred $363,993 of interest cost during 2020. As the promissory note was used to construct the Company’s property, plant and equipment, a portion of the interest costs incurred was capitalized within Property, Plant and Equipment as described in Note 2.

Promissory Note to Related Parties

Innventus Fund I, LP

On July 19, 2019, the Company entered into Note and Warrant Financing agreement with Innventus Fund I, LP to obtain a $600,000 loan and warrant financing. The Negotiable Promissory Note has a maturity date of October 21, 2019, and an interest rate of 1-month LIBOR plus 8.00%. The aggregate unpaid principal amount of the loan and all accrued and unpaid interest is due on the maturity date. On February 15, 2020, the Company repaid the principal and all accrued and unpaid interest. The Company incurred $4,831 of interest cost during 2020.

See Note 6 for further information on the issuance of warrants.

Auto Now Acceptance Company, LLC

On May 5, 2017, the Company entered into a revolving line of credit facility (the “Credit Agreement”) with Auto Now Acceptance Company, LLC, a related party. The credit facility provided for a $13,292,000 revolving line of credit. The revolving line of credit was due on demand with interest payable monthly, bearing interest at a rate of 5.0%.

On May 3, 2018, the Credit Agreement was amended and restated in its entirety and secured by a Security Agreement dated May 3, 2018. The credit facility was increased to $14,000,000, bearing interest at a rate of LIBOR plus 6.12% per annum, payable monthly. The maturity date was extended to August 15, 2018. The Credit Agreement was also amended to state that the agreement is collateralized by substantially all assets of the Company.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

On July 31, 2018, the Credit Agreement was amended to extend the maturity date to February 15, 2019. Under the agreement, the Auto Now’s advances of funds to the Company will cease on July 31, 2018. Upon execution of the amendment, the agreement was accounted for as a promissory note as the Company was no longer able to draw additional funds on the facility. As the cash flows were not substantially different, the Company accounted for the extension as a debt modification. No additional fees were incurred in connection with the extension, and consequently there was no impact on the carrying value of the debt. As the Company has defaulted the principal payment, the interest is accrued at the annual rate of a month LIBOR plus 10% per annum.

On May 29, 2020, the Company executed a Second Amended and Restated the Security Agreement and entered into a Third Amended and Restated Promissory Note agreement to extend the financing on the loan from Auto Now Acceptance Company, LLC. The agreement extended the maturity date of the loan to June 30, 2021 and adjusted the interest rate on the third amended loan agreement. The security interests include inventory, equipment, accounts receivables and all the Company’s assets. The interest rate within the amendment increased as follows:

•	The annual rate of the 1-month LIBOR in U.S. dollars plus 6.12% adjusted daily, from May 3, 2018 through May 18, 2020

•	12% per annum from May 19, 2020 through August 31, 2020

•	16% per annum from September 1, 2020 through December 31, 2020

•	24% per annum from January 1, 2021 through June 30, 2021

On December 21, 2020, the Company repaid the outstanding balance on the note. The Company incurred $1,560,658 and $1,337,857 of interest cost during 2020 and 2019, respectively. As the promissory note was used to construct the Company’s property, plant and equipment, a portion of the interest cost incurred was capitalized within Property, Plant and Equipment as described in Note 2.

Advances from Related Parties

PureCycle received funding and support services from Innventure1. During the years ended December 31, 2020 and 2019, PureCycle received $0 and $63,868 from Innventure1. This advance was unsecured, non-interest bearing with no formal terms of repayment. In 2020, the Company repaid the balance to Innventure1. The outstanding balance due to Innventure1 as of December 31, 2020 and 2019 is $0 and $1,957,611, respectively, recorded within Related party notes payable – current in the consolidated balance sheets as of December 31, 2020 and 2019.

Principal repayments due on the Notes payable and Bonds payable over the next five years are as follows:

Years ending December, 31	Amount
2021	$-
2022	60,000,000
2023	-
2024	6,975,000
2025	16,730,000
Thereafter	225,845,000
Total	$309,550,000

NOTE 4 - STOCKHOLDERS’ EQUITY

Prior to the Business Combination as described in Note 1, the Company operates subject to the terms and conditions of the amended and restated PureCycle Technologies LLC., Limited Liability Company Agreement (the “LLC Agreement”) dated September 7, 2018. The LLC Agreement was subsequently amended in 2020.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The LLC Agreement provides for overall management and control of the Company to be vested in the Board of Managers (the “Board”). The members interests are represented by four classes: Class A units, Class B preferred units, Class B-1 preferred units and Class C units. Members owning a majority of the Class A units, Class B preferred units and Class B-1 preferred units are required to elect managers to the Board to serve the Class A unit, Class B preferred unit and Class B-1 preferred unit member interests. Each holder of Class A units, Class B preferred units, and Class B-1 preferred units (“Voting Members”) shall be entitled to one vote per unit held. The holders of Class C units do not have voting rights in respect to their units held. No Member shall be liable for any debts or losses of capital or profits of the Company or be required to guarantee the liabilities of the Company.

Class A Shares

The Board authorized the equivalent of up to 41,885,068 Class A shares. As of December 31, 2020 and 2019, 37,997,470 and 27,156,371 shares are issued and outstanding. The Company issued 10,841,099 shares in 2020. Of these shares, 3,643,080 were issued at $86.63 per share and 7,198,019 were issued at $87.69 per share.

Class B Preferred Shares

The Board authorized the equivalent of up to 20,628,619 Class B preferred shares. As of December 31, 2020 and 2019, there are 20,628,619 and 18,388,147 Class B preferred shares issued and outstanding, respectively. No additional Class B preferred shares are issuable under the LLC Agreement. The Class B preferred stockholders are entitled to receive a cumulative preferred return at the rate of eight percent (8%) per year on the sum of the unreturned preferred capital and unpaid preferred return through the date of such distribution.

Class B-1 Preferred Shares

In 2020, the Company amended its LLC agreement to increase the number of authorized (equivalent) shares to 16,917,778. In 2020 and 2019, the Company issued 7,022,984 and 4,485,002 Class B-1 preferred shares at a purchase price of $37.61 per B-1 preferred share. On October 29, 2019, the Company entered into a Class B-1 Preferred Unit Purchase Agreement with a third-party contractor to exchange an outstanding accounts payable balance of $500,000 into 196,353 Class B-1 preferred shares at a purchase price of $37.61 per B-1 preferred share.

On August 30, 2019, the Company entered into a B-1 Purchase Agreement with a third-party vendor, Aptar, for the purchase of 392,706 shares for total consideration of $1,000,000. In addition to the initial investment to capitalize the Company, described above, the Class B-1 Preferred Unit Purchase Agreement also includes two Milestone Tranches. The first milestone is satisfied by completing the Testing Milestone, or the Company’s completion of testing for recycled product. The first milestone was reached in 2020, and Aptar elected to invest the additional $1,000,000 for another 392,706 shares. The second milestone will be complete upon the end of all testing and approval from the FDA. If at that point Aptar elects the second milestone tranche investment of $1,000,000, Aptar may also elect to invest an additional $5,000,000. In addition to the investment tranches, Aptar provides an equivalent of a full-time employee for three one-year increments beginning on August 30, 2019. Upon completion of each year, the Company issues $333,333 worth of shares to Aptar, which is recognized as compensation cost in the statement of operations.

In connection with the business combination discussed further in Note 1, this agreement was amended on November 20, 2020 to replace Company shares with shares of the surviving company after the Closing.

As of December 31, 2020, and 2019, there are 16,322,679 and 9,299,695 Class B-1 preferred shares issued and outstanding, respectively. The Class B-1 preferred stockholders are entitled to receive a cumulative preferred return at the rate of eight percent (8%) per year on the sum of the unreturned preferred capital and unpaid preferred return through the date of such distribution.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

A summary of the accumulated but unpaid distributions for the Class B and Class B-1 preferred shares as of December 31, 2020 and 2019 is as follows:

	Class B	Class B-1
Accumulated and unpaid, January 1, 2019	$418,918	$279,971
Accumulated	160,713	1,574,354
Distributed	-	-
Accumulated and unpaid, December 31, 2019	579,631	1,854,325
Accumulated	173,570	3,133,314
Distributed	-	-
Accumulated and unpaid, December 31, 2020	$753,201	$4,987,639

Class C Shares

The Board authorized the equivalent of up to 9,963,724 Class C shares. Class C shares are non-voting profits interest incentive shares pursuant to individual award agreements determined by the Voting Stockholders at the time of the awards, which set forth such additional terms and conditions, including the vesting and forfeiture terms. Class C shares or any other shares that the Company issued as profits interests are considered as Distribution Threshold shares and are entitled only to their Sharing Percentage of excess distributions over and above its Distribution Thresholds. During 2020 and 2019, the Company granted 2,744,530 and 2,175,889 of Class C incentive shares, respectively, pursuant to the Company’s equity incentive plan. See Note 5 for further information. As of December 31, 2020 and 2019, 6,701,665 and 4,060,745 Class C shares are issued and outstanding, respectively.

Distribution Preferences

Distributions are authorized at the discretion of the Board. Distributions shall be made first to the holders of Class B-1 preferred shares and Class B preferred shares, ratably among such holders based on the relative aggregate unpaid preferred return with respect to all outstanding preferred shares held by each such holder immediately prior to such distribution, until the aggregate unpaid return for the preferred shares has been reduced to $0.

Distributions shall be made second to the holders of Class B-1 preferred shares and Class B preferred shares, ratably among such holders based on the relative aggregate unreturned preferred capital with respect to all outstanding preferred shares held by each such holder immediately prior to such distribution, until the aggregate unreturned capital for the preferred shares has been reduced to $0.

Distributions will then be made to all stockholders in proportion to their ownership percentages.

Liquidation Preferences

In the event of the dissolution of the Company, the Company’s cash and proceeds obtained from the disposition of the Company’s noncash assets shall be distributed. Distributions shall be made first to the Company’s creditors, including stockholders who are creditors, to satisfy the liabilities of the Company. The remaining cash will then be distributed to the stockholders following the normal distribution preferences described above.

NOTE 5 - EQUITY-BASED COMPENSATION

The Company established an equity incentive plan (the “Plan”) on June 1, 2018 to provide for the grant of Class C incentive units, characterized as profits interests, to certain executives, directors, key employees, and non-employee service providers of the Company. The aggregate number of shares that can be granted under the Plan is subject to the authorized amount of Class C shares per the LLC Agreement, which is 9,964,563 shares.

The shares issued pursuant to the Plan are time-based and vest over the period defined in each individual grant agreement or upon a change of control event as defined in the Plan. The distribution threshold is determined by the Board at the time shares are granted. The Company has the option to repurchase all vested shares upon a stockholder’s termination of employment or service with the Company.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The Company recognizes compensation expense for the shares equal to the fair value of the equity-based compensation awards and is recognized on a straight-line basis over the vesting period of such awards. The fair value of the shares is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

	2020	2019
Expected annual dividend yield	0.0%	0.0%
Expected volatility	42.1 - 78.2%	42.1 - 67.2%
Risk-free rate of return	0.1 – 1.8%	1.55 – 2.0%
Expected option term (years)	0.14 – 4.9	1.0 – 5.0

The expected term of the shares granted is determined based on the duration of time the shares are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the Company’s capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company’s shares is assumed to be zero since the Company has not historically paid dividends. The fair value of the underlying Company shares was determined using a hybrid method consisting of an option pricing method and an initial public offering scenario.

In connection with the Business Combination, on March 17, 2021, the Company entered into restricted stock agreements with various PureCycle employees who held unvested Legacy PCT Class C Units at the closing. The outstanding unvested Legacy PCT Class C Units, issued pursuant to the PCT LLC Amended and Restated Equity Incentive Plan, were converted to PCT’s restricted shares, subject to the same vesting schedule and forfeiture restrictions as the unvested Legacy PCT Class C Units they replaced.

A summary of incentive share activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of shares	Weighted average grant date fair value	Weighted average remaining recognition period (years)
Non-vested at January 1, 2019	204,389	0.21
Recapitalized	1,700,623	(0.19)
Non-vested at January 1, 2019 (after effect of recapitalization)	1,905,012	$0.02	2.12
Granted	2,175,889	1.92
Vested	(3,360,986)	1.21
Forfeited	(39,789)	0.02
Non-vested at December 31, 2019	680,125	0.22	1.74
Granted	2,749,191	2.45
Vested	(2,656,839)	2.19
Forfeited	(10,681)	1.95
Non-vested at December 31, 2020	761,796	$1.39	2.12

Total equity-based compensation cost for 2020 and 2019 totaled $5,625,977 and $4,048,633, respectively, and is recorded within the selling, general and administrative expenses and operating costs on the consolidated statement of operations. The total unrecognized compensation cost of non-vested awards not yet recognized for 2020 and 2019 is $941,057 and $157,297, respectively.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE 6 - REDEEMABLE WARRANTS

Warrants issued to purchase Class B Preferred Shares

On October 16, 2015, the Company issued a Unit Purchase Warrant to P&G in connection with the patent licensing agreement described in Note 11, for 2,240,472 warrant units at an exercise price of $1, allowing P&G to purchase a variable number of Class B preferred shares during the exercise period of April 15, 2019 through April 15, 2024. The warrants were determined to vest at the start of the exercise period. The number of shares available to P&G to purchase is equal to an amount that initially represents 5% of all outstanding equity of the Company on a fully diluted basis. Additionally, the warrant agreement contains an anti-dilution provision, which states that the number of warrants exercisable upon full exercise of the warrant will be subject to adjustment, such that the ownership percentage is not reduced below 2.5% sharing percentage in the Company, on a fully diluted basis.

The Company determined the warrants issued are liability classified under ASC 480. Accordingly, the warrants will be held at their initial fair value and remeasured at fair value at each subsequent reporting date.

On October 15, 2020, P&G exercised all 2,240,472 of the warrants for total proceeds of $1. The fair value of the Class B preferred shares on the date of exercise was $18,172,604 and was recorded in APIC. In connection with the exercise, the Company recorded a loss of $210,525 in other expense in the statement of operations.

A summary of the Class B warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of warrants	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding at January 1, 2019	-	$-	$-
Granted	2,240,472	1.00	2.88
Exercised	-	-	-
Outstanding at December 31, 2019	2,240,472	$1.00	$2.88	4.29
Exercisable	2,240,472
Outstanding at January 1, 2020	2,240,472	$1.00	$2.88	4.29
Granted	-	-	-
Exercised	(2,240,472)	1.00	2.88	-
Outstanding at December 31, 2020	-	$-	$-	-
Exercisable	-

The Company recognized expense of $11,553,667 and $6,408,411 for 2020 and 2019, respectively, in connection with these warrants, which was recorded within selling, general and administrative expenses on the consolidated statement of operations.

Warrants issued to purchase Class B-1 Preferred Shares

On June 5, 2019, in connection with Class B-1 Preferred Unit Purchase Agreement with a related party, the Company issued a Unit Purchase Warrant for 7,978 warrants at an exercise price of $37.61, allowing the Company to purchase a variable number of Class B-1 preferred shares during the exercise period of June 5, 2019 through June 4, 2024.

The Company determined the warrants are not a freestanding instrument under ASC 480. Also, the warrants are determined to be clearly and closely related to the Class B-1 Preferred shares under ASC 815, Derivatives and Hedging. Accordingly, they are not recorded in the financial statements until exercised. Subsequent to year end, the warrants were cancelled prior to the closing of the Business Combination.

On July 22, 2019, in connection with a Bridge Note and Warrant Financing agreement with Innventus Fund I, LP, the Company issued a Unit Purchase Warrant for 4,787 warrants at an exercise price of $37.61, allowing the Company to purchase a variable number of Class B-1 preferred shares during the exercise period of July 22, 2019 through July 22, 2024.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The Company determined the warrants issued are equity classified under ASC 480. Accordingly, the warrants will be held at their initial fair value with no subsequent remeasurement. Subsequent to year end, the warrants were cancelled prior to the closing of the Business Combination.

The Company has determined its warrant to be a Level 3 fair value measurement and has used the Black-Scholes option pricing model to calculate its fair value using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	54.2 – 63.6%
Risk-free rate of return	1.5 - 1.7%
Expected option term (years)	4.4 – 4.7

A summary of the Class B-1 warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of warrants	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding at January 1, 2019	-	$-	$-
Granted	4,787	37.61	15.52
Exercised	-	-	-
Outstanding at December 31, 2019	4,787	$37.61	$15.52	4.56
Exercisable	4,787
Outstanding at January 1, 2020	4,787	$37.61	$15.52
Granted	-	-	-
Exercised	-	-	-
Outstanding at December 31, 2020	4,787	$37.61	$15.52	3.56
Exercisable	4,787

The Company recognized expense of $0 and $74,294 for 2020 and 2019, respectively, in connection with these warrants, which was recorded within selling, general and administrative expenses on the consolidated statement of operations and within APIC on the consolidated balance sheets.

Warrants issued to purchase Class C Shares

On June 29, 2018, the Board approved the issuance of warrants to RTI under the terms of a professional services agreement to purchase an aggregate of 970,864 of the Company’s Class C shares at an aggregated exercise price of $37.605 per share. The warrants vested immediately upon issuance and expire on June 29, 2023 or upon a change in control event, as defined in the warrant agreement. The Company determined the warrants issued are equity classified under ASC 480. Accordingly, the warrants will be held at their initial fair value with no subsequent remeasurement.

In connection with the Business Combination discussed in Note 1, the Company modified the warrant agreement to purchase 970,864 shares of PCT common stock instead of Legacy PCT Class C shares on November 20, 2020. RTI can exercise these warrants upon the first anniversary of Closing of the Business Combination. The warrants expire on December 31, 2024. In connection with the modification of the agreement, the Company determined the warrants issued are liability classified under ASC 480. Accordingly, the warrants were held at their initial fair value and will be remeasured at fair value at each subsequent reporting date with changes in the fair value presented in the statements of operations.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

The Company has determined its warrant to be a Level 3 fair value measurement and used the Black-Scholes option-pricing model using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	50.0%
Risk-free rate of return	2.82%
Expected option term (years)	5.0

The expected term of the warrants granted are determined based on the duration of time the warrants are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the Company’s capital structure and volatility of similar entities referred to as guideline companies. In determining similar entities, the Company considered industry, stage of life cycle, size and financial leverage. The dividend yield on the Company’s warrants is assumed to be zero since the Company has not historically paid dividends. The fair value of the underlying Company shares was determined using the Black-Scholes method.

A summary of the Class C warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Number of warrants	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding at January 1, 2019	970,864	$5.56	$0.03	4.5
Granted	-	-	-
Exercised	-	-	-
Outstanding at December 31, 2019	970,864	$5.56	$0.03	3.5
Granted	-	-	-
Exercised	-	-	-
Outstanding at December 31, 2020	970,864	$5.56	$0.03	2.5
Exercisable	970,864

The Company did not recognize any expense in connection with these warrants in 2020.

NOTE 7 - RELATED PARTY TRANSACTIONS

Innventure has a significant ownership stake in the Company. Innventure, in turn, is majority owned by Innventure1. WE-INN LLC (“WE-INN”) holds a minority interest in Innventure, and WE-INN is majority owned by Wasson Enterprises.

Innventure holds significant interests in the following legal entities: Innventure Management Services LLC, Innventure GP LLC, and Aeroflexx LLC. Innventure has a significant financial interest over each of the legal entities within the group and has decision-making ability over the group whereby significant managerial and operational support is provided by Innventure personnel. This includes certain executive management and officers of PureCycle and other legal entities that are employees or officers of Innventure. The legal entities, including PureCycle, are deemed to be under common control by Innventure. There were no transactions between PureCycle and its affiliates, Innventure GP LLC and Aeroflexx LLC, during the years ended December 31, 2020 and December 31, 2019.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Innventure Management Services LLC provides significant managerial support to the other legal entities below Innventure, including PureCycle.

Management services

During the years ended December 31, 2020 and 2019, PureCycle reimbursed Innventure Management Services LLC for certain expenses incurred on its behalf. For the years ended December 31, 2020 and 2019, the Company paid $291,142 and $579,620, respectively, to Innventure Management Services LLC related to this arrangement, which was included in selling, general and administrative expenses in the consolidated statement of operations. As of December 31, 2020, and 2019, the Company owed Innventure Management Services LLC $30,455 and $17,521, respectively, related to this arrangement, which is classified as Accounts Payable on the accompanying consolidated balance sheets.

Related party receivables

In 2020, the Company prepaid certain tax payments on behalf of stockholders. As of December 31, 2020 the receivable balance was $78,173 recorded in prepaid expenses and other current assets on the consolidated balance sheets.

Notes payable and debt instruments

On May 5, 2017, the Company entered into a revolving line of credit facility with Auto Now Acceptance Company, a related party through common control.

On July 19, 2019, the Company entered into Note and Warrant Financing agreement with Innventus Fund I, LP to obtain a $600,000 loan and warrant financing.

Since the inception of the company, PureCycle has been receiving advances from Innventure1, LLC and Wasson Enterprises.

Refer to Note 3 for notes payable and debt instruments to related parties.

Equity

In 2020 Pure Crown LLC (“Pure Crown”) purchased 3,035,900 Class A shares and 370,025 Class C shares for total consideration of $25,000,000. On October 4, 2020, 1,214,360 of the Class A shares were issued. On October 5, 2020, 370,025 Class C shares were issued. On December 22, 2020, the remaining 1,821,540 Class A shares were issued. Prior to this transaction, Pure Crown was a related party through the purchase of the Company’s B-1 preferred shares.

Leases

The Company shares an office space with and is reimbursed for the rent by Innventure, as described in Note 8.

Purchase of leased property

On October 8, 2020, the Company purchased property that it was previously leasing from Innventure1, LLC, a related party, as an operating lease. The property was sold to the Company for $2,658,010. On the date of the sale, the lease that previously existed between Innventure1, LLC and the Company was terminated. Additionally, $936,010 of closing costs were also incurred and capitalized as part of this property purchase. The Company allocated $1,150,000 to land, $150,000 to land improvements and $2,294,020 to buildings.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases

In 2018, the Company entered into a three year operating lease for office space in Ironton, Ohio, which commenced on January 23, 2018. The lease expires on January 23, 2021. Subsequent to year end, the Company renewed the lease for an additional five year term.

In 2020, the Company entered into a two-year operating lease for the Company’s primary office space in Florida, commencing on August 1, 2020. The lease ends after two years, on July 31, 2022. The office space is shared with Innventure, a related party, who reimburses the Company for 50% of rent and other costs.

Future minimum lease payments under non-cancellable operating leases for the years ending December 31 are as follows:

2021	$77,012
2022	45,705
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum lease payments	$122,717

Rent expense totaled $351,606 and $421,700 for the years ended December 31, 2020 and 2019.

NOTE 9 – NET LOSS PER SHARE

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The two-class method also requires losses for the period to be allocated between common and participating securities based on their respective rights if the participating security contractually participates in losses. As holders of participating securities do not have a contractual obligation to fund losses, undistributed net losses are not allocated to Class B preferred, Class B-1 preferred and Class C shares for purposes of the loss per share calculation.

Presented in the table below is a reconciliation of the numerator and denominator for the basic and diluted earnings per share (“EPS”) calculations for the year ended (as adjusted for the recapitalization as described in Note 1):

	2020	2019
Numerator:
Net income (loss) attributable to PureCycle Technologies	$(56,840,936)	$(19,312,718)
Less cumulative earnings to preferred shareholder	3,306,884	2,433,956
Net income (loss) attributable to common stockholders	$(60,147,820)	$(21,746,674)
Denominator:
Weighted average common shares outstanding, basic and diluted	28,731,952	27,156,371
Net loss per share attributable to common stockholder, basic and diluted	$(2.09)	$(0.80)

The weighted-average outstanding common share equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive. These shares include vested but not-exercised warrants, non-vested profits interest shares, and convertible notes.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

Presented in the table below are the major classes of property, plant and equipment by category as of dates:

	As of December 31, 2020
	Cost	Accumulated Depreciation	Net Book Value
Building	$12,028,970	$386,686	$11,642,284
Land	1,150,000	-	1,150,000
Leaseholder Improvements	150,000	2,500	147,500
Machinery and equipment	15,981,786	2,388,153	13,593,633
Fixtures and Furnishings	104,484	22,389	82,095
Construction in process	43,602,842	-	43,602,842
Total property, plant and equipment	$73,018,082	$2,799,728	$70,218,354

	As of December 31, 2019
	Cost	Accumulated Depreciation	Net Book Value
Building	$9,703,674	$122,384	$9,581,290
Machinery and equipment	15,670,238	770,590	14,899,648
Fixtures and Furnishings	104,484	7,463	97,021
Construction in process	5,832,135	-	5,832,135
Total property, plant and equipment	$31,310,531	$900,437	$30,410,094

All of the Company’s fixed assets have been pledged as collateral for the Notes and Revenue Bonds that have been issued. Please refer to Note 3 for more details.

On March 28, 2019, the Company sold equipment for cash proceeds of $110,000. The net book value of this equipment was $365,650.

Depreciation expense is recorded within the operating costs in the consolidated statements of operations and amounted to $1,896,069 and $900,437 for the year ended December 31, 2020 and 2019, respectively.

NOTE 11 – DEVELOPMENT PARTNER ARRANGEMENTS

License Agreements

On October 16, 2015, the Company entered into a patent license agreement with P&G. The agreement outlines three phases with specific deliverables for each phase. During Phase 1 of the agreement, P&G provides the Company with up to one full-time employee to assist in the execution of the Company’s research and development activities. During Phase 2, P&G provides up to two full-time employees to assist in the execution of the Company’s research and development activities. During Phases 1 and 2 of the agreement, the Company is required to make payments to P&G in the amount of $100,000 and $200,000, respectively, every six months. These payments are amortized ratably to research and development expense over each six-month period. In April 2019, the Company elected to enter into Phase 3 of the agreement and prepaid a royalty payment in the amount of $2,000,000, which will be reduced against future royalties payable as sales occur. Phase 3 of the agreement relates to the commercial manufacture period for the manufacture of the licensed product. This phase includes the construction of the first commercial plant for the manufacture of the licensed product, details on the commercial sales capacity and the pricing of the product to P&G and third parties. Where the Company has made royalty payments to its product development partners, the Company expenses such payments as incurred unless it has determined that is it probable that the such prepaid royalties have future economic benefit to the Company. In such cases prepaid royalties will be reduced as royalties would otherwise be due to the partners.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

As of December 31, 2020, the Company is in Phase 3 of the agreement and has recorded $2,000,000 within Prepaid royalties on the consolidated balance sheets. For the years ended December 31, 2020 and 2019, the Company recorded $560,049 and $333,000, respectively, of research and development expenses in connection with this agreement.

On November 13, 2019, The Company entered into a patent sublicense agreement with Impact Recycling Limited (“Impact”) through the term of the patents. The agreement outlines an initial license fee of $2,500,000 and royalties on production using the license. In 2020, the Company paid $890,000 of the initial license fee, which is recorded in Prepaid Royalties and Licenses in the consolidated balance sheet and will be ratably amortized over the term of the patent using the straight-line method. Subsequent to year end, the Company paid an additional $750,000 of the initial fee. The remainder of the fee is due upon the earlier of (i) 10 days after the Closing of the transaction described in Note 1 and (ii) May 31, 2021. Subsequent to year end, the Company paid the remaining $1,610,000 of the initial fee.

Block and Release Agreement

On June 23, 2020, Legacy PCT entered into a block and release agreement with Total Petrochemicals & Refining S.A./N.V. (“Total”). Upon execution of the agreement, Total made a prepayment consisting of a payment of $5,000,000 for future receipt of resin consisting of recycled polypropylene (“recycled PP”). The prepayment was placed in an escrow account until the “release condition” of the Company closing the bond offering and overall capital funding of at least $370,000,000 has occurred. Subsequent to year end, the Company successfully raised the required capital and the $5,000,000 was released and recorded as deferred revenue in the condensed consolidated balance sheets.

Strategic alliance agreement

On December 13, 2018, the Company entered into a strategic alliance agreement with Nestec Ltd. (“Nestlé”), which expires on December 31, 2023. Upon execution of the agreement, Nestlé committed to provide $1,000,000 to the Company to fund further research and development efforts. The funding provided by Nestlé may be convertible, in whole or in part, into a prepaid product purchase arrangement at Nestlé’s option, upon the time of product delivery beginning in 2020.

Additionally, because the research and development efforts were not successful as of December 31, 2020, up to 50% of the funding may be convertible into a 5-year term loan obligation, payable to Nestlé at an interest rate equivalent to the U.S. prime rate. As of the issuance of these statements, Nestlé has not elected to convert any funding into a term loan.

The Company received the funding from Nestlé on January 8, 2019. As of December 31, 2020 and 2019, the Company has recorded $1,000,000 in Deferred research and development obligation. Recognition related to the funding received will be deferred until it is probable that Nestlé will not exercise their option. If the prepaid product purchase option is exercised, the obligation will be recognized as an adjustment to the transaction price of future product sales (e.g., net revenue presentation). If the option is not exercised, or in the case of development efforts not being successful, any amounts not converted to a loan obligation, the residual balance will be recognized as a reduction to research and development costs.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 -Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. The type of investments included in Level 1 includes listed equities.

Level 2 -Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined using models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Liabilities measured and recorded at fair value on a recurring basis

As of December 31, 2020 and 2019, the Company’s financial liabilities measured and recorded at fair value on a recurring basis were classified within the fair value hierarchy as follow:

	2020					2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
P&G warrants	$-	$-	$-	$-	$-	$-	$6,408,411	$6,408,411
Total	$-	$-	$-	$-	$-	$-	$ 6, 408,411	$6,408,411

Changes in Level 3 liabilities measured at fair value for the years ended December 31, 2020 and 2019 are as follows:

Fair value (Level 3)
Balance at December 31, 2019	$6,408,411
Change in fair value	11,553,667
Exercise of warrants	(17,962,078)
Balance at December 31, 2020	$-

There were no transfers between the levels during 2020 or 2019.

The fair value of the warrants described in Note 6 was determined using the Black-Scholes option pricing model, which is an income approach.

Assets and liabilities recorded at carrying value

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value measurements.

NOTE 13 - SUBSEQUENT EVENTS

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2020, management has evaluated events through June 25,2021, to determine whether any events required recognition or disclosure in the consolidated financial statements.

Paycheck Protection Program

On May 4, 2020, Legacy PCT was granted a loan (the “Loan”) from PNC Bank, National Association, in the aggregate amount of approximately $313,500, pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the CARES Act, which was enacted March 27, 2020. On April 9, 2021, the Small Business Administration remitted to the lender $313,500 in principal and $3,000 in interest for forgiveness of the PPP Loan.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Revenue Bonds

As described in Note 3, Notes Payable and Debt Instruments, and in connection with its obligations under that certain Security Agreement dated as of October 7, 2020, between PCO, as debtor, and the Trustee, as secured party, entered into when the Bonds were issued (the “Security Agreement”), PCO must deliver consent and agreements (“Consents”) to the Trustee with respect to each agreement entered into in connection with the PureCycle Project, each of which agreements is required under the Loan Agreement to be assigned to the Trustee. The forms of the Consents relating to a certain feedstock supply agreement from one supplier of feedstock to the Project (the “Supplier”) and from two purchasers of offtake from the Project (“Offtaker 2” and “Offtaker 3” and together with the Supplier, the “Counterparties”) delivered to the Trustee contained terms inconsistent with the form of the Consent required under the Security Agreement. On May 11, 2021, an amended and restated guaranty of completion (the “ARG”) was executed by PureCycle and delivered to the Trustee, which broadens the purposes for which draws by the Trustee on the Liquidity Reserve may be utilized, extends the period during which the Liquidity Reserve must be maintained, includes conditions that would permit a reduction in the amount of the Liquidity Reserve required to be maintained by PureCycle, and includes conditions precedent to the elimination of the requirement that PureCycle replenish the Liquidity Reserve and to the termination of the ARG and the escrow agreement under which the Liquidity Reserve is held by the escrow agent (the “Escrow Agreement”), upon which termination, the balance of the Liquidity Reserve would be returned to PureCycle. So long as there are any Series 2020A Bonds outstanding under the Indenture, the ARG and the Escrow Agreement will remain in place upon the conditions stated in the ARG. The terms of the ARG are summarized as follows: The Liquidity Reserve shall be maintained in the amount of $50,000,000, subject to replenishment by PureCycle until certain conditions stated in the ARG relating to the following have been met: (i) the completion of construction and acquisition of the Project, (ii) the payment of all Project costs, and (iii) the replacement of the assigned agreements of the Counterparties underlying the Consents which have expired or terminated, with one or more agreements between counterparties and PCO upon terms at least as favorable to PCO as the expired or terminated agreements of the Counterparties, (a) for which a Consent that conforms to the form of Consent required by the Security Agreement is executed by the counterparties and provided to the Trustee, (b) which, in the case of supply of feedstock to the Project, provide in the aggregate for the supply of at least the minimum and maximum volumes of feedstock meeting substantially similar feedstock specifications as the Supplier had committed to supply, and (c) which, in the case of purchase of offtake from the Project, provide in the aggregate for the purchase of the minimum and maximum volumes of offtake from the Project meeting substantially similar specifications as Offtaker 2 and Offtaker 3 had committed to purchase from PCO. When the conditions stated in (i), (ii) and (iii) above have been satisfied but so long as there are Series 2020A Bonds outstanding under the Indenture, the Escrow Agreement shall remain in place but the Liquidity Reserve amount shall be reduced to $25,000,000 and PureCycle shall no longer be required to replenish the amount of the reduced Liquidity Reserve if and when disbursements are made therefrom. If the conditions of (i) and (ii) have been met but only a portion of the feedstock and offtake contracted for by the Counterparties, respectively, has been replaced under replacement agreements as aforesaid in (iii) above, then the Liquidity Reserve amount may be reduced only by the applicable proportion of the amounts stated in the ARG which evidence the intent of the parties of the amount of value representing the supply or offtake of the agreements of the Counterparties. When the conditions precedent of (i), (ii), and (iii) have been satisfied and there are no longer any Series 2020A Bonds then outstanding, then PureCycle shall have no obligation to maintain the reduced Liquidity Reserve, the ARG and the Escrow Agreement shall terminate and the balance on deposit in the Liquidity Reserve escrow fund held by the escrow agent shall be returned to PureCycle.

So long as any Series 2020A Bonds remain outstanding under the Indenture, upon the occurrence of an Event of Default under the Loan Agreement or Indenture, if the Trustee takes control of the Liquidity Reserve held by the escrow agent, such funds may be used for any purpose, including the payment of debt service on the Series 2020A Bonds, as may be determined by the Trustee or directed by a majority of the holders of the Series 2020A Bonds then outstanding.

PureCycle Technologies, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

December 31, 2020 and 2019

Legal proceedings

Beginning on or about May 11, 2021, two putative class action complaints were filed against PCT, certain senior members of management and others, asserting violations of federal securities laws under Section 10(b) and Section 20(a) of the Exchange Act. The complaints generally allege that the applicable defendants made false and/or misleading statements in press releases and public filings regarding the Technology, PCT’s business and PCT’s prospects. The first putative class action complaint was filed in the U.S. District Court for the Middle District of Florida by William C. Theodore against PCT and certain senior members of management (the “Theodore Lawsuit”). The second putative class action complaint was filed in the U.S. District Court for the Middle District of Florida by David Tennenbaum against PCT, certain senior members of management and others (the “Tennenbaum Lawsuit” and, together with the Theodore Lawsuit, the “Lawsuits”). The plaintiffs in the Lawsuits seek to represent a class of investors who purchased or otherwise acquired PCT’s securities between November 16, 2020 and May 5, 2021. The plaintiffs in the Tennenbaum Lawsuit also seek to represent a class of all holders of ROCH CH Acquisition I Co. securities entitled to participate in the March 16, 2021 shareholder vote on the Business Combination. The complaints seek certification of the alleged class and compensatory damages. The Theodore Lawsuit also seeks punitive damages. The complaints rely on information included in a research report published by Hindenburg Research LLC. The time for the applicable defendants to answer, move or otherwise respond has not yet been scheduled. PCT and the individual defendants constituting senior members of management intend to vigorously defend the Lawsuits. Given the stage of the litigation, PCT cannot reasonably estimate at this time whether there will be any loss, or if there is a loss, the possible range of loss, that may arise from the unresolved Lawsuits.

Equity-Based Compensation

As of June 25, 2021, the Company issued 143,209 profit units (as adjusted for the recapitalization described in Note 1) in accordance with The Plan as described in Note 5.

In connection with the Business Combination, on March 17, 2021, our stockholders approved the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan (the “2021 Plan”). As of June 25, 2021, the Company issued 613,497 stock options in accordance with the 2021 Plan.

The Company is not aware of any additional subsequent events, other than those described above, that would require recognition or disclosure in the consolidated financial statements.